

Annual Report
2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _ to _

Commission File Number 001-37824

IMPINJ, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-2041398**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Fairview Avenue North, Suite 1200, Seattle, Washington	**98109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(206) 517-5300**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value per share	**PI**	**The Nasdaq Global Select Market**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financing reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common stock held by non-affiliates based upon the closing price of such shares on The Nasdaq Global Market on such date was approximately $2.9 billion.

As of January 30, 2026, 30,231,686 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated in this report by reference to the registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

Table of Contents

As used in this report, the terms "Impinj," "the Company," "we," "us" and "our" refer to Impinj, Inc., unless the context indicates otherwise.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this report captioned "Risk Factors." These risks include, but are not limited to, the following:

- we operate in a very competitive market;

- RAIN adoption is concentrated in key markets and the extent and pace of RAIN market adoption beyond those markets is uncertain;

- our ability to deliver enterprise solutions at scale is nascent;

- poor product quality could result in significant costs to us and impair our ability to sell our products;

- end users and partners must design our products into their products and business processes;

- an inability or limited ability of end user systems to exploit RAIN information may adversely affect the market for our products;

- alternative technologies may enable products and services that compete with ours;

- we obtain the products we sell through a limited number of third parties with whom we do not have long-term supply contracts;

- the availability of silicon wafers and other key inputs to our business can fluctuate and shortages can adversely affect our revenue and/or gross margins;

- changes in global trade policies could have a material adverse effect on us;

- we must attract and retain employees with specialized knowledge and experience to compete effectively;

- we rely on a small number of customers for a large share of our revenue;

- our ability to affect or determine end-user demand is limited in part because we sell and fulfill primarily through partners and rarely directly to end users;

- our growth strategy depends in part on the success of strategic relationships with third parties and their continued performance and alignment;

- if we are unable to protect and enforce our intellectual property, then our business could be adversely affected;

- we have been and may in the future be party to intellectual property disputes which could be time consuming and costly to prosecute, defend or settle, result in the loss of significant rights, and adversely affect RAIN adoption or adoption of our products or platform;

- we have a history of losses and have only achieved profitability periodically and we cannot be certain that we will attain or sustain profitability in the future;

- we have a history of significant fluctuations in our quarterly and annual operating results;

- our principal stockholders and management own a significant percentage of our stock and are able to exercise significant influence over matters subject to stockholder approval; and

- we may not have sufficient cash flow or access to cash necessary to satisfy our obligations under the $190.0 million aggregate principal amount 0% convertible senior notes due 2029, or the 2025 Notes, and $97.5 million aggregate principal amount 1.125% convertible senior notes due 2027, or the 2021 Notes, and our current and future indebtedness may restrict our business.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing words such as "may," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "estimate," or similar expressions constitute forward-looking statements. You should read these statements carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other "forward-looking" information. These statements relate to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. They include, but are not limited to, statements about:

- our market opportunity;

- the adoption of RAIN technology and solutions, including with respect to the adoption of Gen2X;

- our ability to compete effectively against competitors and competing technologies;

- our market share and product leadership;

- our business model, strategic plans and product development plans, including with respect to the expansion of our software and cloud services offerings;

- the impact of macroeconomic conditions on our business, operations and financial condition;

- the impact of wafer supply and availability on our business, operations and financial condition;

- our future financial performance, including our average selling prices, gross margins and the dependency of our future financial performance on macroeconomic conditions or industry trends;

- the performance of third parties on which we rely for product development, manufacturing, assembly and testing;

- our relationship with other third parties on which we rely for product distribution, sales, integration and deployment;

- our ability to adequately protect our intellectual property;

- the regulatory environment for our products and services; and

- our leadership in industry and standards-setting bodies.

Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, including those factors discussed in Part I, Item 1A (Risk Factors).

Considering the significant uncertainties and risks inherent in these forward-looking statements, you should not regard these statements as a representation or warranty by us or anyone else that we will achieve our objectives and plans in any specified time frame, or at all, or as predictions of future events. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.


PART I


Item 1. Business

Overview

Our vision is a world in which every item that enterprises manufacture, transport and sell, and that people own, use and recycle, is wirelessly and ubiquitously connected to the cloud. And a world in which the ownership, history and linked information for every one of those items is seamlessly available to enterprises and people. We call our expansive vision a Boundless Internet of Things, or IoT. We design and sell a platform that enables that wireless item-to-cloud connectivity and with which we and our partners innovate IoT solutions.

Our mission is to connect every thing. We have enabled connectivity for more than 150 billion items to date, delivering item visibility, traceability and improved operational efficiencies for retailers, supply chain and logistics, or SC&L providers, restaurants and food-service providers, airlines, automobile manufacturers, healthcare companies and many more.

We are today focused on extending item connectivity from tens of billions to trillions of items, and delivering item data not just to enterprises but to people, so they too can benefit from their connected items. We believe the Boundless IoT we are enabling will, in the not-too-distant future, give people ubiquitous access to cloud-based digital twins of every item, each storing the item's history, location and linked information and helping people explore and learn about the item. We believe that that connectivity will transform the world.

Impinj Platform

We and our partner ecosystem build item-visibility solutions using products that we design and either sell or license, including silicon radios; reading systems; tag design, manufacturing, test, encoding and commissioning systems, or collectively "tag production systems"; and intellectual property. We also offer software and cloud services, and while nascent from a standalone revenue perspective, they enable our other product offerings and we intend to expand them as a part of our growth strategy. We sell two types of silicon radios. The first are endpoint ICs that store a serialized number to wirelessly identify an item. Our partners embed endpoint ICs into an item or its packaging. These ICs may also contain a cryptographic key to authenticate the item. The second are reader ICs that our partners use in embedded or finished readers to wirelessly discover, inventory and engage the endpoint ICs. Those readers may also protect an item or consumer, for example by authenticating the item as genuine or privatizing the item by rendering the endpoint IC unresponsive without the consumer first providing a password. Our reading systems comprise high-performance finished readers and gateways used primarily in autonomous reading solutions. Our tag production systems enable partner products and facilitate enterprise deployments. Our software and cloud service offerings focus on solutions enablement, particularly at enterprises with whom we have a close business relationship

We sell our products, individually or as a whole platform offering, primarily with or through our partner ecosystem. That ecosystem comprises original equipment manufacturers, or OEMs, tag service bureaus, original device manufacturers, or ODMs, systems integrators, or SIs, value-added resellers, or VARs, independent software vendors, or ISVs, and other solution partners.

Our radios follow the RAIN industry's air-interface standard for their core reading functionality. We create partner and enterprise preference for our radios and solutions by adding differentiated features into them, supporting those features across our platform and licensing them where appropriate, to deliver solutions capabilities and performance that surpasses mix-and-match solutions built from competitor products. We have also introduced a set of compatible extensions to the RAIN industry's air-interface standard, which we call Gen2X, that enhance the performance and protection of our solutions. The RAIN industry, on both the reader and solutions side, has broadly embraced Gen2X.

We are a leader in the RAIN market. We spearheaded developing the RAIN air-interface standard, lobbied governments to allocate radio spectrum and cofounded the RAIN industry alliance that today has more than 150 member companies. Our industry uses free spectrum in 81 countries encompassing roughly 95% of the world's GDP. We believe RAIN's capabilities – endpoint ICs with serialized item identifiers, battery-free operation, 30-foot range, not line-of-sight readability, up to 1,000 reads per second, essentially unlimited life and available cryptographic authentication, all at a cost of pennies per item – position RAIN to be the leading item-to-cloud connectivity technology for the IoT. We believe our success derives from the capabilities and performance of our enterprise solutions, and the visibility those solutions give enterprise to items they manufacture, transport and sell.

RAIN market adoption has historically been slower than we and industry sources have anticipated. For more information related to market adoption, please see the section of this report captioned "Risk Factors."

Endpoint ICs

Our endpoint IC product family comprises miniature radios-on-a-chip that sell for pennies yet can wirelessly connect almost any item. Each IC attaches to a host item and includes a number to identify the item. The IC may also include or enable features such as user data storage, security, authentication, loss prevention, privacy protection and value-added Impinj custom capabilities, all accessible by our platform.

Our OEM partners typically attach an endpoint IC to a printed or etched antenna on a paper or PET backing, then cover the composite inlay with a paper face to form a tag. More recently, some of our partners have begun embedding the endpoint IC into wire, thread or woven tags. Enterprises attach or embed the tags onto or into items in retail, SC&L, healthcare, automotive, sports, industrial and manufacturing, consumer experience, datacenter, travel, food, banking and other use cases. Regardless of the method by which our partners attach or embed an endpoint IC onto or into an item, we refer to an IC and its host item as an endpoint.

When a consumer purchases an item, a store or supplier will typically procure another item to sell, including another endpoint IC. We believe endpoint ICs represent the first market for consumable silicon and are a reoccurring revenue source for us.

Systems

Our systems comprise our finished readers, reader ICs; software and services; and tag production systems. We and our partners create solutions that typically combine several of these products with endpoint ICs, and often use our entire platform. We and they sell those solutions to enterprise end users.

Our reader IC product family comprises multiple ICs, tiered by performance and functionality, that our OEM and ODM partners use in their mobile or handheld readers, embedded readers, fixed readers, gateways, appliances and other edge devices. We offer easy-to-use application programming interfaces, or APIs, development environments, sample code and drivers and libraries to facilitate partner reader development. We leverage our solutions learnings to continually improve the firmware in our reader ICs. We sell our reader ICs for tens of dollars.

Our reader product family comprises multiple finished readers tiered by performance and functionality. Our gateways integrate our readers with beamforming antennas to electrically steer a radio beam like a radar, locating and tracking items. Our readers and gateways are easy to deploy and use, can be powered via power-over-Ethernet, or PoE, and are certified for operation in more than 40 countries. They wirelessly provide power to, and communicate bidirectionally with, endpoint ICs on host items. They also read, write, authenticate and engage the endpoint ICs on those items. We sell our readers and gateways through distributors, SIs, VARs and solution providers for hundreds to thousands of dollars.

We provide and sell software, either bundled with our readers or standalone, that allows us and our partners to solve enterprise business problems such as package sortation, dock door ingress/egress and retail self-checkout and loss prevention. Our software runs either on our readers and gateways or partly on them and partly on host devices or in the cloud. We also offer cloud services for item resolution and label authentication.

Our Voyantic Oy entity is a leading provider of tag production systems and sells those systems primarily to our inlay partners.

Competitive Advantages

We believe we can extend our RAIN market leadership by leveraging our competitive strengths, including:

- *Platform*. Our platform incorporates enhanced functionalities, including our Gen2X extensions to the RAIN air-interface, that we believe improve solution performance, capabilities, reliability and ease-of-use and allow us to surpass mix-and-match solutions built from competitor components.

- *Market Leadership*. We believe we are the only company with an integrated platform spanning endpoint ICs, reader ICs, readers and gateways, tag production systems and software and cloud services.

- *Technology Leadership*. Our singular RAIN focus has enabled us to regularly be first-to-market with innovative, high-performing products. Our chief executive officer is a recognized industry thought leader, a prior director of the RAIN Alliance and prior editor of the RAIN air-interface standard.

- *Partner Ecosystem*. Our worldwide partner ecosystem, comprising hundreds of tag and reader ODMs and OEMs, distributors, SIs, VARs and software solution partners gives us market reach, penetration and scale we believe few, if any, of our competitors enjoy.

- *Trusted Brand*. We believe our industry leadership, name recognition and reputation for innovative, high performing, quality products have significantly contributed to our leading market position.

- *Intellectual Property*. We believe we have the leading RAIN patent portfolio. As of December 31, 2025, our portfolio included 285 issued and allowed U.S. patents, nine issued international patents, 20 pending U.S. patent applications and 19 pending international patent applications.

Industry Use Cases

The following use cases are representative of RAIN deployments we serve today.

Retail

Retailers, both traditional brick-and-mortar and online, apply billions of RAIN tags each year, historically to retail apparel and footwear but today, increasingly, to retail general merchandise such as home goods, health and beauty items, tires, toys, sporting goods, automotive parts, consumer electronics and other items. Retailers can obtain these benefits using our platform:

- *In-store Inventory Visibility*. Our platform delivers accurate and timely data about a retailer's product inventory, enabling a retailer to reduce inventory and increase same-store sales by ensuring each store is properly stocked and allowing staff to focus on customers rather than on inventorying or finding items.

- *Omnichannel Fulfillment*. The cornerstone of successful omnichannel fulfillment is inventory visibility in stores and warehouses. Our platform can deliver that visibility and thereby facilitate online sales, including online purchasing with pickup in store. It can also help retailers sell from any retail location, confidently sell to the last item and facilitate seamless returns.

- *Self-checkout and Loss Prevention*. Consumer self-checkout is a clear opportunity for retailers looking to modernize their in-store experience. However, self-checkout requires effective loss prevention. Our platform can enable both – self-checkout via sales terminals that read endpoint ICs on item, and loss prevention that scans the RAIN tags for unsold items leaving the store. As our inlay partners focus on embedding RAIN tags directly into items, we focus on key innovations like our patented Protected Mode that allows a tag to require a

PIN for post-point-of-sale readability, enabling loss-prevention solutions to focus on unsold items while satisfying General Data Protection Regulation, or GDPR, and similar consumer privacy requirements.

Supply Chain and Logistics

SC&L includes shipping companies, third-party logistics providers, postal organizations, captive distribution capabilities and other organizations that transport products worldwide. SC&L organizations are increasingly demanding real-time shipping data to virtualize, analyze and optimize their operations. SC&L companies can obtain these benefits using our platform:

- *Shipment Verification and Parcel Tracking.* Our platform provides real-time data about items passing through dock doors to the systems that run shipping and receiving, helping SC&L companies reduce mistakes, automate processes and drive operational efficiencies.

- *Conveyor Sortation.* Our platform enables high-speed, real-time, not-line-of-sight reading of packages moving along conveyors, improving sortation accuracy and reducing shipping errors.

- *Returnable Transit Item, or RTI, Tracking.* By tagging RTI containers, our platform can reduce RTI loss and ensure SC&L companies have the RTI containers they need.

- *Asset Management.* Our platform enables automated asset check-in/out procedures and location monitoring, reducing loss and improving efficiencies and maintenance-schedule compliance.

Other Industries

These other industries can also obtain benefits using our platform:

- *Automotive*. Car manufacturers use our platform to track and verify automotive parts for vehicle assembly, reducing mistakes and labor costs and improving operations.

- *Aviation.* Luggage tags that incorporate our endpoint ICs help airlines give passengers real-time information about their checked bags as well as reduce lost bags.

- *Banking*. Banks use our endpoint ICs for money bundles and to track information-technology assets.

- *Datacenters*. Datacenters use our platform for asset tracking.

- *Food*. Our reader ICs track syrup cartridges for replenishment in soda fountains. Our endpoint ICs track bakery items, meat, fish and fresh produce for freshness as well as inventory visibility.

- *Healthcare*. Hospitals use our platform to track assets and manage patient and clinician workflows. Partner products built on our platform include RAIN-enabled medical cabinets and refrigerators.

- *Industrial and Manufacturing*. Industrial companies track components to increase manufacturing productivity and reduce shipping errors. Manufacturers use our platform to track assets and tools, reducing errors and increasing calibration compliance.

- *Linen and Uniform Tracking*. Laundry providers embed washable tags into their linens and uniforms for automated sortation.

- *Sports*. Marathons and other foot races track runners via our endpoint ICs in race bibs. Golf venues score participants' shots via our endpoint ICs inside golf balls.

- *Travel*. Driver licenses in some states in the United States and Global Entry cards include our endpoint ICs to speed border crossings. Fueling stations use vehicle windshield tags to enable automatic and cashless fueling.

Growth Strategies

To continue growing our business and our opportunities, we plan to focus on the following strategic areas:

- *Enterprise Solutions:* We will continue developing solutions to previously unsolved enterprise business problems. As we mature those solutions, we will focus on solutions repeatability with top-tier partners.

- *RAIN silicon:* We will continue investing in endpoint IC and reader IC performance, differentiated features, cost reduction and platform integration to win opportunities across markets and geographies.

- *Platform preference:* We will continue investing in differentiated product capabilities, services, solutions software, cloud services for item authentication and device and solution management and tag production systems to enhance our platform's reach and breadth and enable new use cases and recurring-revenue opportunities.

Sales and Marketing

We have a worldwide sales team with expertise in enterprise solutions, endpoint ICs, reader ICs, readers, gateways and tag production systems. We primarily sell through our global ecosystem of hundreds of partners as follows:

- *Endpoint ICs:* Directly to inlay and tag OEMs.

- *Solutions:* Directly to a small number of lighthouse enterprises, servicing the rest of the market with and through partners.

- *Reader ICs*: Through distribution to handheld- and fixed-reader OEMs and ODMs.

- *Readers and gateways:* Through distribution to solutions providers, VARs and SIs.

- *Test production systems:* Directly to inlay and tag OEMs, certification bodies and enterprises.

We engender preference for our platform in all our sales engagements, encouraging enterprises and partners to use our entire platform. Our business development, product marketing, technical and systems engineers actively engage those enterprises and partners to create awareness, joint solutions, joint selling and sales enablement.

The following table presents revenue concentration from our major customers representing 10% or more of total revenue for the periods presented:

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Customer A	34%	28%	33%
Customer B	15	15	*
Customer C	12	17	11
	61%	60%	44%

* Customer accounted for less than 10% of total revenue in the period.

Manufacturing

We outsource most of our product manufacturing to third parties that build our products to our specifications, manufacturing only a small portion of our products, principally some of our tag production systems ourselves. This capital-efficient operating model scales efficiently with volume, allowing us to focus our resources on developing new products and solutions.

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, manufactures our endpoint IC wafers primarily in Taiwan and has been our supplier since 2003. We order endpoint IC wafers on a purchase-order basis and do not have a long-term supply agreement with TSMC. We test the wafers primarily in Asia. We use multiple subcontractors to post-process the wafers including Stars Microelectronics (Thailand) Public Company Limited, or Stars, Chipbond Technology Corporation, or Chipbond, and Unisem Group, or Unisem. We generally engage all our endpoint IC subcontractors on a purchase-order basis.

TSMC manufactures our reader IC wafers in Asia and has been our supplier since 2021. We order our reader IC wafers on a purchase-order basis and do not have a long-term supply agreement with TSMC. We package and test our reader ICs in Asia. We primarily engage our reader IC subcontractors on a purchase-order basis.

Plexus Corp., or Plexus, manufactures our readers and gateways in Asia and has been our supplier since 2005. We order readers and gateways pursuant to non-exclusive purchase agreements that automatically renew each year, subject to each party's right to terminate on 180 days' notice. We use subcontractors on a purchase-order basis to assemble and test printed circuit boards, to build our reader and gateway enclosures and to test our readers and gateways.

We manufacture our tag production systems in Finland, at Voyantic Oy, which we acquired in April 2023. This acquisition extended our platform's reach to tag production systems for both our and competitors' endpoint ICs.

Research and Development

We built our company on a foundation of technology leadership, innovation and best-in-class products. Throughout our history we have committed, and we plan to continue committing, significant resources to technology, innovation and product and solutions development. We believe we have achieved our leading market position by continuously improving our product performance, features, quality and reliability while reducing costs, and we plan to invest to continue doing so.

In most situations, we strive to lead the market with new products and innovations, but we sometimes adopt a more deliberate approach depending on the situation. As one example, our nearest endpoint IC competitor migrated from 200mm wafers to 300mm wafers before we did. That migration caused the inlay OEMs to gradually retrofit their inlay assembly machines to handle 300mm wafers. In the meantime, we focused on an endpoint IC process-node migration, which we completed in 2020. Our first products in that process node, the Impinj M730 and M750, were not only on 300mm wafers, but had roughly twice as many ICs per wafer as that competitor and entered the market with the inlay OEMs already able to process 300mm wafers. We then introduced our newest endpoint IC products, the Impinj M830 and M850, in 2023, with approximately 25% more die per wafer than the M700 family and the inlay OEMs again able to immediately assemble the 300mm wafers.

We have a team of skilled engineers that today conduct all our research and most of our product development internally. As of December 31, 2025, we had 255 employees in research and development. We regularly review our technology, products and market development opportunities and reallocate our spending and resources accordingly.

Intellectual Property

We protect our technologies by filing patent applications, retaining trade secrets and defending and enforcing our intellectual property rights where appropriate. As of December 31, 2025, our intellectual property portfolio includes 285 issued and allowed U.S. patents, nine issued international patents, 20 pending U.S. patent applications and 19 pending international patent applications. Of our 278 utility patents, 11 will expire in 2026 and of our four design patents, none will expire in 2026. To protect confidential information not otherwise subject to patent protection, we rely on trade secret law and enter into confidentiality agreements with our employees, customers, suppliers and partners.

Because most RAIN products are used in the United States, and because most of our partners, end users and competitors have U.S. operations, we believe U.S. patents hold the most value for our business. Consequently, we have primarily filed U.S. patent applications. Because our portfolio currently comprises mostly U.S. patents, we have limited ability to assert our IP rights outside the United States.

Although our patents and trade secrets are valuable assets, we do not view any one of them as material. Instead, we believe the totality of our patent and trade-secret portfolio creates an advantage for our business.

We have also entered into certain inbound and outbound intellectual property licenses and cross-licenses with other companies. For example, we have licenses to third-party IP we use in our products. As another example, by participating in developing GS1 EPCglobal protocols, such as the RAIN air-interface protocol, we agreed to license those of our patents necessary to practice those protocols on a royalty-free basis to other GS1 EPCglobal members, subject to reciprocal royalty-free rights from those members. By participating in developing International Organization for Standardization, or ISO, standards, we agreed to grant to all users worldwide a license to those of our patents necessarily infringed by the practice of several ISO standards, including RAIN and non-RAIN, on reasonable and nondiscriminatory terms, here again subject to reciprocity. In addition to the above and other licenses, we also entered into a broad patent cross-license agreement as a part of a legal settlement. For further information on this agreement, see note 12 of our consolidated financial statements included elsewhere in this report.

We own several trademarks and develop names for our new products and secure trademark protection for them, including domain name registration, in relevant jurisdictions.

Alliances and Standardization

Our platform uses the RAIN technology we pioneered. We spearheaded developing the RAIN air-interface standard, lobbied governments to allocate frequency spectrum and, along with Google, Intel and Smartrac, cofounded the RAIN Alliance. A member of our management team is currently a RAIN Alliance Director. The Alliance is a global organization promoting the universal adoption of RAIN technology and solutions, with more than 150 members as of December 31, 2025.

We, our enterprise end users, partners and competitors developed the RAIN air-interface protocol, whose technical name is EPC™ Radio-Frequency Identity Protocols Generation-2 UHF RFID (developed by GS1 EPCglobal; standardized by ISO as ISO/IEC 18000-63; known colloquially as Gen2) in 2004, with us as editor. Our community delivered backward-compatible updates to this protocol in 2013 and in 2024, both times again with us as editor. Our industry uses the RAIN air-interface standard nearly exclusively.

In 2024, we introduced enhancements to the radio and logical layers of the RAIN air-interface protocol that speed inventory, increase tag read range, declutter the tag environment, protect consumers, inhibit label and item counterfeiting and reduce solution cost. We call these enhancements Gen2X.

By participating in GS1 EPCglobal, which produced the Gen2 protocol, and ISO, which ratified 18000-63 as a standard, as well as in other certification and standards bodies, we agreed to license certain necessary patents as described in the section captioned "Intellectual Property."

Government Regulations

Government regulations require us to certify our readers and gateways in jurisdictions where they operate. For example, we certify our readers and gateways to Federal Communications Commission regulations to operate in the United States and its territories. Our readers and gateways are certified for operation in more than 40 countries worldwide including the United States, Canada, Mexico, China, Japan, South Korea and all of the European Union. The effects of compliance with applicable government regulations are currently not material to our results of operations, capital expenditures or competitive position. However, compliance with changes to existing or new regulations may have material adverse effect on our future results of operations, capital expenditures and competitive position. For more information, see the section of this report captioned "Risk Factors."

Competition

Each of our competitors competes with some, but not all, of our products. Our primary competition includes:

- Endpoint ICs: NXP B.V., or NXP, Kiloway, Quanray, Shanghai Fudan Microelectronics Group, Alibaba and Alien Technology Corporation, or Alien.

- Reader ICs: Phychips Inc and Shanghai Fudan Microelectronics Group.

- Readers and gateways: Most major reader and gateway suppliers leverage, or have a stated intent to leverage, our platform.

- Tag and production systems: CISC Semiconductor GmbH, or CISC.

The markets for RAIN, our platform and our products are highly competitive. New entrants can and do come into our market at any time, and we expect competition to increase as the market and end-user adoption grow. The competitive factors that impact our platform and product sales include:

- portfolio, performance, features, lead times, quality, reliability and price;

- development tools, support, ease of use and reference designs;

- integration and certification with enterprise applications;

- APIs (except in the endpoint IC market);

- company reputation.

Although we believe we compete favorably on the above factors, our future competitiveness will depend on our ability to design, develop and deliver compelling products and enable compelling enterprise solutions.

Because our product pricing is denominated in U.S. dollars, we sometimes experience competitive pressures due to prevailing exchange rates. In addition, our competitive position depends on our ability to continue attracting and retaining talent while protecting our IP. For additional information on the risks associated with our business, see "Risk Factors."

Employees and Culture

Principals and Culture

We firmly believe our success stems, first and foremost, from our corporate culture. Our principles underpin that culture and guide everything we do, from hiring to business relationships to our work ethic. They embody our core objective of making the world a better place. More information on our principles is available at www.impinj.com/about-us/our-principles.

As of December 31, 2025, we had 457 employees in the Americas, Europe and Asia Pacific. Most of our employees are not represented by a labor union.

Compensation

Our people are the foundation of our success. We provide competitive compensation and benefits, as well as equity awards to all eligible employees because we believe all contribute to, and should share in, our long-term success. Additionally, eligible employees participate in our annual variable-performance-based cash bonus plan.

We also offer broad benefits packages that we believe provide the time, resources and flexibility to support the well-being of our employees and their families. Benefits vary by country and meet or exceed all applicable laws and regulations.

Pay Equity

We comply with federal, state and local laws and regulations and are committed to pay equity. We proactively review compensation for all roles at least annually. Our executive leadership team reviews and approves all compensation.

Commitment to Diversity, Equity and Inclusion (DEI)

Our employees from around the globe, each of whom bring varied backgrounds, viewpoints and experiences, form the heart of everything we do. We strengthen who we are and what we can achieve by fostering a diverse and inclusive culture built on respect, equity and collaboration.

Our Diversity, Equity and Inclusion, or DEI, program focuses on making DEI part of our DNA. We cultivate an environment where everyone can belong, contribute, be their authentic selves and succeed. All employees complete training on the importance of diversity, equity, inclusion and avoiding bias, and on recognizing and preventing harassment and discrimination. We continually work to educate ourselves, learn from others, identify issues, improve our recruiting practices, engage in respectful and constructive dialogue and advance community initiatives.

We do not tolerate discrimination, harassment or impropriety of any kind. We are an equal-opportunity employer and do not discriminate based on race, religion, color, national origin, sex, gender, gender expression, sexual orientation, age, marital status, veteran status, disability status or any other classification.

Training and Development

Our employees are our company. We focus on nurturing each employee individually, rewarding their unique contributions and providing a runway for their career growth. Our leaders strive to provide what each employee needs to thrive.

Employees and managers meet frequently to set and evaluate personal goals as part of a larger program to empower teams to deliver and succeed.

To help our employees excel, we put significant effort into employee training and learning. We facilitate personal and professional development by offering a variety of tools and opportunities to support employee growth, ranging from training programs for new leaders, advanced skills programs for more experienced leaders, technical training and tuition reimbursement. We strive to create a work environment where information sharing is valued, encouraged and recognized because we believe the best learning experiences come from working alongside others.

Available Information

We were incorporated in Delaware in April 2000. Our principal executive office is located at 400 Fairview Avenue North, Suite 1200, Seattle, Washington 98109. Our telephone number is (206) 517-5300. Our website is www.impinj.com. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this report.

Our filings with the Securities and Exchange Commission, or SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, as well as amendments to those reports are available on our website at www.investor.impinj.com, free of charge, as soon as reasonably practicable after the electronic filing of those reports with the SEC. The information contained on our website is not a part of this report or any other document we file with the SEC.

Item 1A. Risk Factors

You should carefully consider the following risk factors, in addition to the other information contained in this report, including the section of this report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes. If any of the events described in the following risk factors and the risks described elsewhere in this report occur, then our business, operating results and financial condition could be materially impacted. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements due to factors that are described below and elsewhere in this report.

Risks Relating to Our Platform, Products and Technologies

We operate in a very competitive market.

Our primary competitors are:

- Endpoint ICs: NXP, Kiloway, Quanray, Shanghai Fudan Microelectronics Group, Alibaba and Alien.

- Reader ICs: Phychips Inc and Shanghai Fudan Microelectronics Group.

- Readers and gateways: Most major reader and gateway suppliers leverage, or have a stated intent to leverage, our platform.

- Tag production systems: CISC.

These competitors include companies that have much greater financial, operating, research and development, marketing and other resources than us. To gain market share, they could discount their products and accept lower margins, or they could maintain margins by achieving cost savings through better, more efficient designs or production methods. They could devote more resources than we can to product development, promotion, sales and support. They could also bundle other technologies, including those we do not have in our product portfolio, with their RAIN products.

Our partners, including our OEMs, ODMs, distributors, SIs, VARs and solution partners, may compete with us rather than purchase our products, which could reduce our customer base and increase competition. Companies in adjacent markets or newly formed companies may decide to enter our market, particularly as RAIN adoption grows. Further, the Chinese government has made developing the Chinese semiconductor industry a priority, potentially increasing competition for us globally while possibly restricting our ability to participate in the Chinese market.

RAIN adoption is concentrated in key markets and the extent and pace of RAIN market adoption beyond those markets is uncertain.

Our financial performance depends on the pace of end-user RAIN adoption in key markets, such as retail apparel (our largest market), retail general merchandise, SC&L and food. Although RAIN has been adopted to some degree by end users in those markets, those end users as well as the markets themselves are subject to business cycles and macroeconomic trends. Continued RAIN adoption by those end users and in those markets may be at risk if and when negative business or economic conditions arise.

The RAIN opportunity is still developing. RAIN adoption, as well as adoption of our platform and products, including our Gen2X features, depends on many factors, including the extent to which end users understand and embrace the benefits that RAIN and our platforms and products offer; whether their benefits outweigh the cost and time to replace or modify end users' existing systems and processes; and whether they meet end users' current or anticipated needs.

We have, at times, anticipated and forecasted a pace of end-user adoption that exceeded the actual pace of adoption. We expect continued difficulty forecasting the pace of adoption. As a result, we may be unable to accurately forecast our future operating results including revenue, gross margins, cash flows and profitability, any or all of which could negatively impact our financial performance.

We must introduce new products, services and solutions to compete effectively.

We introduce new products and services to advance our business, satisfy increasingly demanding end-user requirements and grow RAIN market adoption. We commit significant resources developing and introducing these new products and services, and to improving the performance and reliability of, and reducing the costs of, our existing products and services. We are also increasingly focused on providing enterprise solutions to partners and end users.

Whether our new or enhanced products, services and solutions will succeed is uncertain. For example, our software and cloud services offerings have not yet grown into a material source of revenue, and whether or when our investment in these areas will be successful is uncertain. Our success developing the technologies, processes or capabilities necessary or desired for new or enhanced products, services and solutions, or licensing or otherwise acquiring them from third parties, and our ability to introduce new or enhanced products, services and solutions before our competition, depends on many factors, including:

- our ability to identify new product capabilities, services or solutions that end users will widely adopt;

- timely and efficiently completing the design process;

- timely and efficiently implementing manufacturing, assembly and testing procedures;

- attaining appropriate performance levels and certifications;

- partnering successfully with others to deliver complementary products or services;

- the quality, reliability and selling price of our products, services or solutions; and

- marketing, sales and support effectiveness.

When we introduce new products, services and solutions, our success in ramping adoption depends, in part, on us making those products, services and solutions easy for our partners and end users to deploy and use. For example, when we launched our M800-family endpoint ICs, we supported our inlay partners in producing high-performing, high-quality M800-based inlays. Without this support, M800 adoption would have been delayed and our operating results would have suffered. We cannot guarantee we will be able to provide sufficient support for future products, in which case our operating results could suffer.

Our ability to deliver enterprise solutions at scale is nascent.

We are still developing our ability to deliver enterprise solutions. If we do not succeed in identifying, developing, selling and deploying enterprise solutions with top-tier partners and end users across various markets and use cases, then our business prospects will suffer.

We have developed, and continue developing, solutions for retail self-checkout and loss prevention and SC&L package routing that have been, or that we expect to continue being, deployed by industry-leading enterprise end users. We have also launched features in Gen2X that we believe will improve RAIN's ability to deliver cost-effective solutions to enterprises. However, to fully capitalize on our platform's potential, we must make our current offerings repeatable across multiple enterprises and in various market segments. We must also develop relationships with top-tier solution partners to gain access to and address challenging new use cases, such as in food.

We and our partners may be unable to successfully acquire customers for our enterprise solutions, or to successfully address our market opportunity. Delivering enterprise solutions requires a partner products and services network that complements our own and that together addresses enterprise needs. Convincing enterprises to partner with us to solve their business problems—including evaluation, design, deployment, operations and services, as well as integrating RAIN data into the enterprise's information systems—requires tight coordination among our and our partners' sales, marketing, operations and engineering teams. If we do not build our enterprise solutions platform and our partner network to deliver these solutions effectively, our business prospects will suffer.

We rely on endpoint IC sales to generate most of our revenue.

We derive, and expect to continue to derive for some time, most of our revenue from our endpoint ICs. If demand declines, or if we are unable to procure enough wafers to meet the demand we have, or if we are unable to raise prices to offset cost increases, then our business and operating results will suffer. In addition, the continued adoption of, and demand for, our endpoint ICs derives in part from us demonstrating their benefits using our systems. If we fail to establish those benefits then we may be unsuccessful in countering competitive endpoint IC price pressures and our business and operating results could be adversely affected.

Average selling prices of our products could fluctuate substantially.

The average selling price, or ASP, of our products has historically decreased with time or to meet end-user demands, encourage adoption, address macroeconomic conditions or respond to competitive pressure. ASPs can decline quickly for a number of reasons such as demand for older products declining, competition increasing, or during times of oversupply or overcapacity.

To compete profitably, we must continually improve our technology and processes, reduce unit costs in line with lower selling prices, and introduce new, higher margin products. If we are unable to offset ASP reductions with increased sales volumes or reduced costs, or if we are unable to introduce new products that command higher prices and better margins, then our financial results could suffer.

Though less common, we have also increased prices from time to time, especially during times of increasing wafer costs. For example, we raised prices in 2021, 2022 and 2023 to accommodate higher costs. We may be required to raise prices again if macroeconomic conditions, including inflation, create upward pressure on our product costs. Increased prices could dampen adoption and market growth.

Pricing commitments and other restrictive provisions in our customer agreements could adversely affect our operating results.

In the ordinary course of our business, we enter into agreements containing pricing terms that could, in some instances, adversely affect our operating results and gross margins. For example, some contracts specify future IC, reader or gateway pricing or contain most-favored-customer pricing for certain products. Other agreements may contain exclusivity terms that prevent us from pursuing certain business with other customers during the exclusivity period. Reducing prices or offering favorable terms to one customer could adversely affect our ability to negotiate favorable terms with other customers.

Changes in our product mix could adversely affect our overall gross margin.

Our overall product gross margins are affected by product mix, which can fluctuate based on supply and demand, competitive pressures and end-user needs and demand. Endpoint IC sales constitute and likely will continue to constitute the majority of our product revenue. For the most part, our endpoint ICs have historically had lower gross margins than our systems products. A shift in sales mix away from our higher margin products to lower margin products, either within our endpoint IC product portfolio or between our systems business and our endpoint ICs, or a change in which products have higher margins, could negatively affect our overall gross margins.

Poor product quality could result in significant costs to us and impair our ability to sell our products.

Our products must meet increasingly demanding specifications for quality, reliability and performance. Our products are both highly technical and deployed in large, complex systems in which errors, defects or incompatibilities can be problematic for our partners and end users.

If we are unable to identify or correct errors, defects, incompatibilities or other problems in our products, we could experience a number of negative consequences, including lost or delayed sales or market acceptance (either of our products and solutions or RAIN generally), loss of market share and damage to our brand and reputation, increased service, warranty and replacement costs and legal actions by our partners or end users.

Moreover, if we encounter product quality issues, then we may be required to incur significant time and costs to diagnose, test and fix the issues. There can be no assurance that such remediation efforts would be successful. Even if successful, these efforts could further constrain our ability to supply our partners and end users with new products until we have resolved the issues.

End users and partners must design our products into their products and business processes.

Persuading end users or partners to design our products into their business processes or products requires educating them about RAIN's and our products' value. They may use other technologies or products and may not be receptive to introducing RAIN into their business processes or products. Even when convinced, they often undertake long pilot programs and qualifications prior to placing orders. These pilot programs and qualifications can be time-consuming and expensive, and there is no assurance they will result in an order for our products. If we fail to develop new products that adequately or competitively address end users' or our partners' needs, then we may not receive product orders, which could adversely affect our business, prospects and operating results.

Our visibility into the length of the sales and deployment cycles for our products is limited.

We have limited visibility into end-user sales and deployment cycles, and these cycles are often longer than we anticipate. Many factors contribute to our limited visibility, including the time our partners and end users spend evaluating our products, the time educating them on RAIN's benefits and the time integrating our products with end users' systems. The length and uncertain timing of the sales and deployment cycles can lead to delayed product orders. In anticipation of those orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer orders or payments, if we receive them at all.

An inability or limited ability of end user systems to exploit RAIN information may adversely affect the market for our products.

A successful end-user deployment requires not only tags and readers or gateways, but RAIN integration with information systems and applications that create business value from the RAIN data. Unless end users have access to effective analytical tools that extract business value, and enable their information systems to use these tools, RAIN deployments could stall. Our efforts to foster development and deployment of these tools could fail. In addition, our guidance to business-analytics providers for integrating our products with their tools could prove ineffective.

Solution providers and SIs are essential to the RAIN market. They provide deployment know-how to enable end users to successfully deploy RAIN solutions. Integrating our products with end-user information systems could prove more difficult or time-consuming than we or they anticipate, which could delay deployments.

Alternative technologies may enable products and services that compete with ours.

Technology developments may affect our business negatively. Breakthroughs in legacy RFID technologies or markets, including those using low frequency or high frequency RFID technology, or in other radio technologies, could adversely affect RAIN market growth and demand for our products. Likewise, new technologies may enable lower-cost ICs than our products. If we are unable to innovate using new or enhanced technologies or are slow to react to changes in existing technologies or in the market, or if we have difficulty competing with advances in new or legacy technologies, then our development of new or enhanced products could be impacted and result in product obsolescence, decreased revenue and reduced market share.

Significant changes in RAIN standards bodies, standards or qualification processes, or their failure to meet or to keep up with RAIN market needs, could impede our ability to sell our products and services.

We have historically taken a leadership position in developing RAIN industry standards, including with GS1 and ISO, and have designed our products to comply with those standards. We could lose that leadership position or our influence in standards development, or we could choose not to participate in certain standards activities.

If industry standards were to diverge from, or fail to meet or keep up with, our or the RAIN market's needs, then our products and services could fail in the market. End users could delay their deployments and slow sales of our existing products or services, or limit our ability to implement new features. The lost opportunities as well as time and expense to develop new products or change our existing products could be substantial, and we may not ultimately succeed.

Certain organizations develop requirements for RAIN tags and test tags against those requirements. For example, the ARC Program at Auburn University develops tag performance and quality requirements for end users that engage them. Some participants in the RAIN market are ARC sponsors, but we are not among them. If ARC or a similar organization fails to certify or delays certifying tags incorporating our endpoint ICs, adoption and sales could suffer.

Changes in government spectrum regulations or in their enforcement could adversely affect our ability to sell our products.

Our readers and gateways are collectively certified for use in more than 40 countries worldwide, including the United States, Canada, Mexico, China, Japan, South Korea and every country in the European Union, or the EU.

Our products operate in spectrum bands where they are certified to transmit. If the spectrum regulations were to change, or if our products were found to be noncompliant despite being certified to operate, then we would need to redesign our products, potentially resulting in significant costs, including costs associated with obsolete inventory. Regulatory changes may also cause us to forego opportunities, adversely affecting our business.

In April 2024, NextNav, Inc. asked the Federal Communications Commission, or FCC, to initiate a proceeding to reconfigure the 902–928 MHz ISM band, or Lower 900 MHz Band, in which we and other unlicensed services operate, to create a terrestrial backup to the U.S. Global Positioning System to provide positing, navigation and timing, or PNT, data. To pay for their proposed system, NextNav also asked to be able to license certain spectral bands, including parts of the Lower 900 MHz Band, to others to deliver 5G broadband services. If approved as proposed, this ISM band reconfiguration could negatively impact us and our industry.

We and other RAIN providers and end users, as well as other Lower 900 MHz Band users, have registered opposition to NextNav's petition and asked the FCC to reject it. In early 2025, the FCC launched a Notice of Inquiry to explore ways in which the FCC could support alternative PNT technologies and solutions. Comments and reply comments were due in April and May 2025, respectively, and the FCC has not yet acted on NextNav's petition. The fate of NextNav's petition is uncertain, but if the FCC were to take material steps toward considering, or ultimately adopting, NextNav's proposal, our business could be negatively affected.

Some of our partners offer competitive products or services.

Some of our partners promote certain of our products and services while competing with our other products and services. For example, some of our OEM partners use our reader ICs to build and sell readers and gateways that compete with our readers and gateways. Similarly, some of our partners use our readers to build and sell gateways that compete with our gateways. If we fail to manage such conflicts successfully, then our business and operating results could be negatively affected.

Our licensing program is nascent and limited.

While we believe we have valuable RAIN intellectual property and aspire to monetize that intellectual property by licensing it to third parties, including third parties who compete with us to some extent, our experience in doing so is nascent, and our ability to grow licensing revenue remains subject to numerous risks and uncertainties. These risks and uncertainties include our ability to maintain and grow our intellectual property portfolio and to research and develop RAIN innovations that will generate and maintain demand for licenses to our technology and features, and our ability to monitor infringement of our intellectual property rights by others and possibly seek enforcement action against those who attempt to infringe our intellectual property rights.

Our licensing program is also not singly focused on generating licensing revenue. Our desire to maintain close, strategic relationships with important partners or end users and to encourage them to use innovations such as Gen2X may cause us to license our intellectual property for reasons that go beyond simply deriving licensing revenue.

We currently derive a substantial share of our licensing revenue from NXP, our primary endpoint IC competitor, based on our Settlement Agreement with them. For more information regarding the terms of our Settlement Agreement with NXP, please refer to Note 12 of our consolidated financial statements included elsewhere in this report. If NXP were to breach its license payment obligations, or if NXP were to design around our intellectual property rights and exercise its right to terminate our license before the end of the agreement's 10-year term, our licensing revenue would decline and our overall results of operations and cash flows would suffer.

Risks Relating to Our Personnel and Business Operations

We obtain the products we sell through a limited number of third parties with whom we do not have long-term supply contracts.

Our ability to secure cost-effective, quality products in a timely manner could be adversely affected by many factors, including:

- third-party supply or manufacturing-capacity constraints or availability, particularly for our foundry partners from whom we procure silicon wafers;

- not successfully diversifying our supplier base;

- inaccurately forecasting customer demand; and

- demand distortions caused by partners or end users canceling orders, qualifying alternative suppliers or purchasing from our competitors.

If our suppliers fail to manufacture our products at a reasonable cost and within our quality specifications, then our ability to bring those products to market and our reputation could suffer. Capacity could be diminished for any number of reasons including equipment failures, closures, bankruptcy, capacity allocation, in response to macroeconomic conditions or public health events, catastrophic loss of facilities or otherwise. Transitioning our product manufacturing to new providers would take many months and, in the case of ICs, could take years. Any transition would require a requalification by our customers or end users.

The availability of silicon wafers and other key inputs to our business can fluctuate and shortages can adversely affect our revenue and/or gross margins.

Wafer availability is cyclical and shortfalls can limit sales and cause market-share losses. Our wafer supply is not guaranteed, and we may not receive adequate supply from our foundry partners when industry demand for wafers is high. Availability of our silicon products can also be limited by constraints in our testing, thinning, bumping and dicing processes. We may also experience shortfalls and price increases for components we use in our readers and gateways, as well as in packaging and test capacity for our reader ICs.

Wafer shortfalls can also artificially increase bookings as customers over-order our products and then cause sales declines as those customers consume their accumulated inventory. Additionally, if our suppliers charge us more but we are unable to raise our prices to cover those higher costs, our gross margins and other financial results could suffer. Any product shortfalls or cost increases will negatively impact our product availability and our financial results will suffer.

We bear inventory risks because our products have relatively long lead times, demand for them is hard to accurately forecast, and we rely on partners to sell and distribute them.

We maintain inventory to meet customer demand forecasts, to guard against product shortages, and to allow for production and delivery risks given the relatively long lead times for many of our products.

When we introduce new products, we may initially carry higher inventory or allow for slower inventory turns.

We typically order products from our suppliers based on sales forecasts before we receive purchase orders. Many of our partners have difficulty accurately forecasting the amount and timing of their sales, and sometimes cancel orders or reschedule product shipments with little or no advance notice to us. Partners will also sometimes give us soft commitments for large orders that do not materialize. Competition and unanticipated external events, such as macroeconomic or regulatory changes, can also adversely affect demand and consequently our inventory levels, sales and operating results.

High inventory levels can increase expenses and expose us to a higher risk of product obsolescence especially when we introduce new products and technologies. If we are unable to sell our inventory as and when we expect to, we may have to discount or expense the excess inventory and our business and financial results will be negatively impacted as a result.

We must attract and retain employees with specialized knowledge and experience to compete effectively.

Hiring and retaining employees with RAIN technical and business knowledge and experience are critical to our success. We have been fortunate to have hired and retained many such employees in our history, but as employees depart or retire we must recruit and train their successors to remain competitive. We must also adapt to changes in our executive team from time to time. Our business could be significantly harmed if we were not able to attract and retain key talent, or if we were not able to effectively manage transitions in personnel and leadership as they arise.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We regularly evaluate potential strategic transactions, and we may pursue them if complementary to our business. For example, in April 2023 we completed our acquisition of Voyantic Oy, a global provider of RFID (primarily RAIN and NFC) inlay and label design, manufacturing and test systems. Strategic transactions could be material to our financial condition and operating results. We have limited experience executing acquisitions. Integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Acquisition-related risks include:

- difficulties integrating acquired products or lines of business into our strategy and product plans;
- customers switching from us to new suppliers because of the acquisition;
- inability to retain employees from the business we acquire;
- challenges associated with integrating employees from the acquired company into our organization;
- difficulties integrating accounting, management information, human resource, legal and other administrative systems to permit effective management of the business we acquire;
- potential requirements for remediating controls, procedures and policies appropriate for a public company in the acquired business that, prior to the acquisition, lacked these controls, procedures and policies;
- potential liability for past or present environmental, hazardous substance or contamination concerns associated with the acquired business or its predecessors;
- possible write-offs or impairment charges resulting from the acquisition; and
- unanticipated or unknown liabilities relating to the acquired business.

Foreign acquisitions involve additional risks beyond those above, including those related to integrating operations across different cultures and languages, currency risks and the economic, political and regulatory risks associated with other countries. Also, the anticipated benefit of any acquisition, domestic or foreign, may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, debt incurrence, contingent liabilities or amortization expenses or goodwill write-offs, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Changes in global trade policies could have a material adverse effect on us.

The state of tariffs and other trade measures worldwide remains very uncertain. Trade is a focus of the current U.S. administration, and the administration has been very active in this area. Overall, a full understanding of whether and when tariffs and other trade restrictions will be implemented and their amount, scope and nature are unclear. Also unclear is how other countries will respond to the United States' trade proposals and actions.

As of the date of this filing, a minimum 10% reciprocal tariff applies to nearly all U.S. imports from trade partners except Canada, Mexico and countries with which the United States does not have "normal trade relations." Goods that include certain semiconductors, consumer electronics, computers and other similar items are currently excepted. However, the United States has initiated Section 232 investigations on these types of products and may eventually impose specific tariffs on them or on products that incorporate them; Section 232 tariffs have also been imposed on imports of certain commodities made of materials that include steel, aluminum and copper. In addition, a Section 301 tariff has been imposed on certain semiconductors from China, and an additional Section 301 tariff is expected to be added on these products beginning in June 2027. The United States has also implemented higher reciprocal tariffs on goods imported from many other countries and jurisdictions including Taiwan, Malaysia, the European Union, Japan and South Korea, since August 2025. Higher, fentanyl-related tariffs are also in effect on goods from China (currently an additional 10%) and on goods from Canada and Mexico that do not qualify for duty free entry under the United States-Mexico-Canada Agreement (35% for Canada as of August 2025 and 25% for Mexico). Legal challenges to some of these tariffs are currently under review in U.S. courts. Significant trade partners such as Mexico, Canada and the European Union have imposed, or announced plans to impose, retaliatory tariffs. All of these tariffs are subject to further changes.

Given this dynamic environment, it is not possible to know with any degree of certainty what the negative direct and indirect consequences of tariffs and other trade restrictions could be on our business and financial results. We believe the direct impact of U.S. tariffs on our endpoint IC business is likely to be manageable because we import only a small portion of our wafers into the United States. However, the indirect effects of U.S. tariffs on products containing our endpoint ICs could be significant. China remains a key producer of the goods our endpoint ICs connect, and a key producer of readers using our reader ICs, so the imposition of high U.S. tariffs on imports from China could significantly and negatively affect our business and financial results.

We are subject to risks inherent in operating abroad and may not be able to successfully maintain or expand our international operations.

In 2025, we derived 79% of our total revenue from sales outside the United States. We anticipate growing our business, in part, by growing our international operations, which presents a variety of risks, including:

- changes, some unexpected or unanticipated, in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

- lack of established, clear or fairly implemented standards or regulations with which our products must comply;

- greater difficulty in enforcing contracts, judgments and arbitration awards in international courts, and in collecting accounts receivable as well as longer payment and collection periods;

- limited or unfavorable intellectual property protection;

- misappropriation of our intellectual property;

- inflation and fluctuations in foreign currency exchange and interest rates;

- restrictions, or changes thereof, on foreign trade or investment, including trade wars and currency-exchange controls, including as a result of sanctions against Russia;

- changes in a country's or region's political, regulatory, legal or economic conditions, including, for example, global and regional economic disruptions caused by any future public health outbreaks or pandemics;

- political, social and economic instability abroad; wars and other armed conflicts, such as those in Ukraine; geopolitical tensions, such as those between the United States, China and Taiwan; and terrorist attacks and security concerns in general;

- differing regulations with regard to maintaining operations, products and public information;

- inequities or difficulties obtaining or maintaining export and import licenses;

- differing labor regulations, including where labor laws may be more advantageous to employees outside the United States;

- restrictions on earnings repatriation;

- corrupt or unethical practices in foreign jurisdictions that may subject us to exposure under applicable anti-corruption and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010; and

- regulations, and changes thereof, relating to data privacy, cybersecurity and the unauthorized use of, or access to, commercial and personal information, particularly in Europe.

We are subject to governmental export and import controls, and trade and economic sanctions that could impair our ability to compete in international markets and subject us to liability if we fail to comply.

We must export and import our products and conduct our business activities in compliance with U.S. export controls and trade and economic sanctions, including the Commerce Department's Export Administration Regulations and economic and trade sanctions established by the Treasury Department's Office of Foreign Assets Controls, as well as similar controls established in the countries in which we do business. For example, the U.S. government has continued to expand controls restricting the ability to send certain products and technology related to semiconductors and semiconductor manufacturing to and within China and additional destinations. These expanded controls include imposing additional licensing requirements on exports, re-exports and transfers of certain ICs and products containing those ICs to and within China and additional destinations. In addition, the United States and other countries continue to expand the economic sanctions and export control restrictions imposed against Russia and Belarus and certain Russian nationals and entities after Russia invaded Ukraine. We must undertake additional diligence efforts to comply with these and other rules, which may be time-consuming and result in delayed or lost opportunities. We may not always be successful in obtaining necessary export or import licenses, and our failure to obtain required export or import approval for our products or limitations on our ability to export or sell our products may harm our domestic and international sales and negatively affect our revenue.

Tariffs could also have a material impact on our product costs and decrease our ability to sell our products to existing or potential customers as well as harm our ability to compete internationally. For more information, see "Changes in global trade policies could have a material adverse effect on us." Any changes in our product or in export or import regulations or legislation; shifts or changes in enforcement; or changes in the countries, persons or technologies targeted by these regulations could delay us introducing new products in international markets, decrease use of our products by, or decrease our ability to export or sell our products to, existing or potential customers with international operations, adversely affecting our business and results of operations.

Instability or deterioration in the political, legal, social, business or economic conditions in the U.S. or in key jurisdictions could harm our business.

Political, legal, social, business or economic instability in the United States could negatively affect our business. For example, more restrictive immigration laws or more restrictive enforcement of existing laws in the United States where we are headquartered could negatively affect our ability to hire and retain qualified personnel in vital roles.

Deterioration in the political, social, business or economic conditions in any jurisdictions in which we have significant suppliers, distributors or end users—including as a result of natural disasters, labor strikes, public health crises, geopolitical events or other developments—could slow or halt product shipments or disrupt our ability to manufacture, test or post-process our products, as well as our ability to effectively and timely execute on end-user deployments. We outsource our manufacturing and production to suppliers in a small number of Asian jurisdictions including Thailand, Malaysia, Taiwan and China. These jurisdictions have also experienced significant changes in political, social, business or economic conditions in the past and may experience them in the future.

We could be forced to transfer our manufacturing, testing and post-processing activities to more stable, and potentially more costly, regions or find alternative suppliers.

We source a significant portion of our wafers from suppliers in Taiwan, and our supply of wafers and other critical components may be materially and adversely affected by diplomatic, geopolitical and other developments between China and Taiwan. Notably, China has refused to renounce the use of military force against Taiwan, and there can be no assurance that relations between China and Taiwan will not deteriorate further, particularly in light of ongoing tensions between the United States and China. Any such developments could materially and adversely affect our business, financial condition and results of operations.

Our business operations could be adversely affected by natural disasters or public health outbreaks and pandemics.

Natural disasters, whether natural or manmade, could decrease demand for our products, disable our facilities, disrupt operations or cause catastrophic losses. We have facilities in areas with known seismic activity, such as our headquarters in Seattle, Washington. We have a wafer post-processing subcontractor in Thailand, a region with a known, and recent, history of flooding. A loss at any of these or other of our or our suppliers' facilities could disrupt operations, delay production and shipments, reduce revenue and engender potentially large expenses.

Further, the COVID-19 global health emergency, which officially ended in 2023, highlights the significant negative impacts a public health outbreak or pandemic could impose on future market demand and our business results. We do not carry insurance covering potential losses caused by pandemics, earthquakes, floods or other disasters.

Utilizing emerging technologies such as artificial intelligence, or AI, and machine learning, or ML, could expose us to business, financial, legal or reputational risks.

Rapid advancements in AI and ML offer great potential for improving our solution performance, corporate operating efficiency and engineering development, but employing them can also increase our business, financial, legal and other risks. As we introduce more AI and ML tools into our products and operations going forward, we must guard against risks associated with using them. These risks include improper product operation, potential security breaches or incidents, inadvertently disclosing confidential or sensitive data, inaccuracies or improper bias in our operations or in data derived from using our products or services, legal claims, noncompliance with industry standards, complications establishing or asserting intellectual property ownership and reputational harm. In addition, increased adoption of AI technology by us and third-party partners may also increase the risks of cybersecurity incidents.

Risks Relating to Our Relationships with Partners and End Users

We rely on a small number of customers for a large share of our revenue.

We sell our endpoint ICs directly to inlay and tag OEMs and ODMs. We sell our reader ICs to OEMs and ODMs and our readers and gateways to solution providers, VARs and SIs, all primarily through distribution. If we fail to retain our endpoint IC, reader IC, reader or gateway partners or distributors or fail to establish relationships with new partners, then our business, financial condition or operating results could be harmed.

In 2025, sales to three major customers accounted for 61% of our total revenue. Sales concentration to a small number of OEMs decreases our bargaining power and increases the risk that our pricing or sales could decline based on actions taken by our competitors or our own failure to compete effectively.

Our competitors' relationships with, or acquisitions of, these partners or distributors could interfere with our relationships with them. Any such interference could impair or delay our product sales or increase our cost of sales.

We engage directly with some end users. Their projects, often involving large purchases of our readers and gateways and use of our software and cloud services, may be discrete deployments that result in significant sales for periods of time, increasing the volatility of our revenue and operating results. If we are unable to replace project-based revenue with new revenue streams, or if end users with large projects change or delay those projects without providing us with adequate notice, then our sales could decline from period to period and negatively affect our stock price.

Our ability to affect or determine end-user demand is limited in part because we sell and fulfill primarily through partners and rarely directly to end users.

End users drive demand for our products but because we sell our products primarily through partners, we are one step removed from those end users and are often unable to directly assess and affect their demand. Our partners may choose to prioritize selling our competitors' products over ours, or they may offer products that compete with our products or limit sales of our products. If our partners do not sell enough of our products or if they choose to decrease their inventories of our products, then our sales to those partners and our revenue will decline.

Our partners may not properly forecast end users' demand for our products.

Our reserve estimates for products stocked by our distributors are based primarily on reports provided to us by those distributors, typically monthly. If the inventory and resale information our partners and distributors provide is inaccurate, or if we do not receive it in a timely manner, then we may not have a reliable view of products we expect to be sold to end users which could ultimately have a negative impact on our operating results. If our partners overestimate demand, they may overinvest in production capacity, which could reduce market prices and negatively affect our selling prices. In the short term, our partners might purchase more of our products than they need, increasing their inventory and reducing our future sales to them, and distributors may, subject to time and quality limitations, seek to return products in exchange for other products. If our partners underestimate demand, we may not be able to satisfy their needs and that of their customers, and adoption might suffer. In either case, our business and operating results could be negatively affected.

Our growth strategy depends in part on the success of strategic relationships with third parties and their continued performance and alignment.

We invest in relationships with solution providers, SIs, VARs and software providers whose product and/or solution offerings complement ours and through which we often fulfill our product sales. Our business will be harmed if we fail to develop and grow these partner relationships. For example, our operating results may suffer if our efforts developing partner relationships increase our costs but do not increase revenue. Partner relationships may also include exclusivity provisions, multiple levels of distribution, discounted pricing or investments in other companies. The cost of developing and maintaining these partner relationships may go unrecovered and our efforts may not generate a corresponding revenue increase.

Occasionally we also engage directly with end users, often at their request, to help them develop solutions for challenging use cases. Such direct engagements could cause, or could be perceived to cause, conflicts with partners that could harm our partner relationships and our business, results of operations or financial condition.

If we fail to maintain or enhance our brand recognition or reputation on which our business depends, then our business could be harmed.

We believe that building our brand and reputation is key to our relationships with partners and end users and our ability to attract new partners and end users. We also believe that our brand and reputation will be increasingly important as market competition increases. Our success depends on a range of factors, including:

- continuing to deliver high-quality, innovative and defect-free products;

- maintaining high partner and end-user satisfaction;

- successfully differentiating our products from those of our competitors; and

- managing both positive and negative publicity.

From time to time, product supply shortages have challenged our ability to meet market needs and we have increased prices in response to our suppliers increasing their prices to us. Our inability to supply partners and end users with products they need, and/or our need to increase our prices could result in long-lasting, negative consequences to our relationships with those partners and end users, to RAIN adoption and to our business overall.

Increasing attention to environmental, social and governance and regulatory matters may cause us to incur additional costs or expose us to additional risks.

Investors, governmental and nongovernmental organizations, partners and end users monitor our environmental, social and governance, or ESG, practices. Our failure, or perceived failure, to adequately respond to concerns raised about our ESG practices could harm our business and reputation, and increased costs related to our ongoing or enhanced ESG practices and to reporting and disclosure requirements could negatively affect our operating results and stock price. We are also subject to disclosure and reporting requirements for companies that use "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in their products even if these products are manufactured by third parties. These requirements could affect the sourcing and availability of minerals used in manufacturing our products, and we could face reputational challenges if we are unable to sufficiently verify the origins of all minerals we use in our products. We may also face challenges with government regulators and our customers and suppliers if we are unable to sufficiently verify that the metals used in our products are conflict free.

Risks Relating to Our Intellectual Property

If we are unable to protect and enforce our intellectual property, then our business could be adversely affected.

Our success depends in part upon our ability to obtain, maintain and enforce our patents, copyrights, trade secrets, trademarks and other intellectual property rights and prevent third parties from infringing, misappropriating or circumventing those rights. We have historically focused on filing U.S. patent applications, for many reasons, including the fact that a significant portion of RAIN products are sold for use in the United States. We have only a small number of foreign patents and applications. We also only have registered trademarks and domain names in select countries where we believe filing for such protection is appropriate. By focusing our intellectual property protection on the United States and a small number of foreign countries, we have a limited ability to assert intellectual property rights outside the United States, including in some significant foreign markets such as China or Europe. Moreover, the global manufacturing and distribution systems for tags or labels incorporating our endpoint IC products could complicate our efforts to enforce our U.S. patents.

As we increasingly work with third parties, possibly including parties that compete with us to an extent, to advance our technical innovations and features, we cannot guarantee that our efforts to protect our intellectual property will be completely effective.

We cannot guarantee that:

- any of the patents, trademarks, copyrights, trade secrets or other intellectual property rights we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

- our intellectual property rights will provide competitive advantages to us;

- our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes successfully;

- any of our pending or future patent applications will issue or have the coverage we originally sought;

- our intellectual property rights can or will be enforced, particularly in jurisdictions where competition may be intense or where legal protections may be weak;

- we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments; or

- we will retain the right to ask for a royalty-bearing license to an industry standard if we fail to file an intellectual property declaration pursuant to the standards process.

Monitoring and addressing unauthorized use of our intellectual property is difficult and costly, and litigation to enforce our intellectual property rights is time consuming, distracting, expensive and uncertain. Our failure to identify unauthorized use of, or otherwise adequately protect, our intellectual property could adversely affect our business.

We have been and may in the future be party to intellectual property disputes which could be time consuming and costly to prosecute, defend or settle, result in the loss of significant rights, and adversely affect RAIN adoption or adoption of our products or platform.

Patent litigation is complex and uncertain. We may or may not prevail in patent-related proceedings and such proceedings may result in increased legal expenses, additional demands on our management's time and attention, and negative effects on our relationships with partners or end users. If any pending or future proceedings result in an adverse outcome, our intellectual property rights could be weakened and we could be required to:

- cease manufacturing, using or selling the infringing products, processes or technology;

- pay substantial damages for infringement;

- expend significant resources to develop noninfringing products, processes or technology;

- license technology from the party claiming infringement, which license may not be available on commercially reasonable terms or at all;

- cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

- pay substantial damages to our partners or end users for them to discontinue using, or replace, infringing products with noninfringing products.

Even if we do prevail in patent-related proceedings, verdicts and judgments can be modified or even reversed by trial or appellate courts. License agreements entered in settlement of patent litigation, particularly any entered into with our competition, may not be as effective over the long term in providing us with all the benefits we bargained for when we entered into them.

Many companies in our industry, as well as nonpracticing entities, hold patents and other intellectual property rights and may pursue, protect and enforce those intellectual property rights. We receive invitations to license patent and other intellectual property rights to technologies that could be important to our business. We also receive assertions against us, our partners and end users claiming we or they infringe patent or other intellectual property rights. If we decline to accept an invitation to license or to refute an asserted claim, then the offering or claiming party may pursue litigation against us.

Intellectual property disputes have adversely affected RAIN adoption in the past and could disrupt growth prospects in the future. In 2011, Round Rock Research filed lawsuits against 11 end users, including Walmart and Macy's, for RAIN-related patent infringement. Despite the subsequent availability of an industry-wide license, we believe those lawsuits adversely affected demand for our products from 2011 to 2019. Subsequent litigation, including our patent litigation against NXP between 2019 and early 2024, may not have had as pronounced effects on demand as the Round Rock litigation, but could have dampened RAIN growth particularly in categories beyond those where RAIN use is already established. We, our partners, suppliers or end users could continue to be involved in intellectual property disputes in the future which could adversely affect our operating results and growth prospects.

Many of our agreements require us to indemnify and defend partners and end users from third-party infringement claims and pay damages in the case of adverse rulings. These damages could be sizable and disproportionate to the business we derive from those partners or end users. Moreover, we may not know whether we are infringing a third party's intellectual property rights due to the large number of RAIN-related patents or to other systemic factors. For example, patent applications in the United States are maintained in confidence for up to 18 months after filing or, in some instances, for the entire time prior to patent issuance. Consequently, we may not be able to account for such rights until after a patent issues.

Intellectual property policies of industry standards organizations in whose working groups we participate could require us to provide royalty-free licenses of some to our intellectual property.

When participating in GS1, ISO, RAIN and other industry-standards organizations, it has been a general policy that those who participate in developing a protocol or standard must license, either royalty-free or under reasonable and nondiscriminatory, or RAND, terms, intellectual property that is necessary to implement all or part of the protocol or standard. The standards body could require that the license be granted to members, as in the case of GS1, or to all parties, as in the case of ISO, that implement the protocol or standard.

As a participant in developing GS1 EPCglobal UHF Gen2, UHF Gen2 V2, UHF Gen2 V3, tag data standards, low-level reader protocol and other GS1 EPCglobal protocols, we agreed to license to other GS1 EPCglobal members, on a royalty-free basis, those of our patents necessary to practice those protocols, subject to us receiving reciprocal royalty-free rights from the other GS1 EPCglobal member practicing the protocol. As a participant in developing ISO standards, we agreed to license on a RAND basis those of our patents necessary to practice those standards, subject to us receiving a reciprocal RAND license from the other entity practicing the standard.

Although the policies themselves seek to advance protocol or standards development, disputes can arise because it may not be clear whether certain intellectual property is covered. Such uncertainty could complicate us asserting our patents against others, or to use those patents in our own defense, thereby devaluing our intellectual property. Further, some GS1 EPCglobal members declined to license their intellectual property on royalty-free terms, instead retaining the right to license their technology on RAND terms. These members may choose to assert their intellectual property, in which case we will need to defend ourselves within the confines of the GS1 and ISO intellectual property policies.

We rely on third-party license agreements which, if impaired or terminated, could cause production or shipment delays that could harm our business.

We have license agreements with third parties for patents, software and technology we use in our operations and in our products. For example, we license tools from design-automation software vendors to design our silicon ICs. Third-party licenses for patents, software and other technology important to our business may not continue to be available on commercially reasonable terms or may not be available at all. Loss of any such licenses could cause manufacturing interruptions or delays or reductions in product shipments until we can develop, license, integrate and deploy alternative technologies which, if even possible, could harm our business and operating results.

Our use of open-source software and AI tools may expose us to additional risks and weaken our intellectual property rights.

Our products, processes and technology sometimes use or incorporate software that is subject to an open-source license. Certain open-source licenses require a user who intends to distribute the open-source software as a component of the user's software to disclose publicly part or all of the user's source code. In addition, certain open-source software licenses require the user of such software to make derivative works of the open-source software available to others at low or no cost. Open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of their code, opening us to business risks that could materially harm our operating results.

We cannot guarantee that we have incorporated open-source software in a manner that is consistent with our policies and procedures relative to such open-source software, or in a manner that will not subject us to liability. AI tools could also expose us to intellectual property claims being brought against us or make it more difficult to establish or assert ownership of intellectual property we develop.

Risks Relating to Privacy and Cybersecurity

Privacy and security concerns relating to RAIN could damage our reputation and deter current or potential customers from using our products.

Privacy advocates and others have raised, and may continue raising, concerns about RAIN compromising consumer privacy or facilitating theft. These concerns include concerns about the risks of incidents involving unauthorized parties potentially collecting personal information or personal data, tracking consumers, stealing identities or causing other issues relating to privacy or data protection.

Any such incident could cause our or our partners' or end users' operations to be disrupted and subject any of us to regulatory investigations or proceedings and claims, demands or litigation. Consequently, we could face potential liability and significant costs and expenses to remediate or otherwise respond to the incident. Any failure or perceived failure to comply with any privacy- or security-related laws, regulations or contractual or other obligations to which we are or may be subject may result in regulatory actions, claims or litigation; legal and other costs; substantial time and resources; and fines, penalties or other liabilities. Any actions or concerns about security and privacy may be expensive to defend, cause us to expend substantial time and resources and damage our reputation and operating results and/or negatively impact overall RAIN industry development, even if unfounded.

We cannot be sure that any limitation-of-liability provisions in our agreements with customers, contracts with third-party vendors and service providers or other contracts will protect us from liabilities or damages against claims relating to a security breach or incident or other privacy- or security-related issue.

Government regulations and guidelines and other standards relating to consumer privacy and cybersecurity may adversely impact adoption of our products, require us to make design changes or constrain our ability to implement new and desired product features, and actual or alleged violations of laws relating to privacy or cyber security may result in claims, proceedings and liability.

Our partners and end users are subject to laws and regulations related to collecting, storing, transmitting and using personal information and personal data, as well as to additional laws and regulations that address privacy and cybersecurity related to RFID in general. Because RAIN is a type of RFID, we believe these laws and regulations apply to RAIN.

The European Commission, or the EC, has issued guidance to address privacy concerns about RFID. In May 2009, the EC issued a recommendation that retailers in the EU inform their customers when RFID tags are either on or embedded within products. In April 2011, the EC signed a voluntary agreement with private and public entities to develop privacy guidelines for companies using RFID in the EU. Whereas compliance is voluntary, our partners and end users that do business in the EU prefer products that comply with the guidelines. If our products do not comply or enable compliance with the guidelines, then our business may suffer.

More generally, the data security and privacy legislative and regulatory landscape in the United States, EU and other jurisdictions continues evolving. Aspects of key laws and regulations addressing data security and privacy—including, for example, the California Consumer Privacy Act of 2018, the California Privacy Rights Act, similar laws enacted in other states and the EU General Data Protection Regulation—remain unclear as of the date of this report and continue evolving, potentially with far-reaching implications. Laws and regulations relating to privacy, data protection and security; related industry standards and guidelines; and continued evolution of these laws, regulations, standards, guidelines and other actual and asserted obligations, as well as their interpretation and enforcement, may require us to modify our products, practices and policies, which we may not be able to do on commercially reasonable terms or at all, and otherwise could cause us to incur substantial costs and expenses. Any failure or perceived failure by us or any third parties with which we do business to comply with these laws and regulations or other actual or asserted obligations relating to privacy, data protection or security may result in claims or litigation; actions against us by governmental entities; legal and other costs; substantial time and resources and fines, penalties or other liabilities. Any such actions may be expensive to defend, may incur substantial legal and other costs and substantial time and resources and likely would damage our reputation and adversely affect our business, financial condition and results of operations.

Additionally, if we fail to develop products that meet end-user privacy requirements, then end users may choose not to use our products.

The RAIN radio protocol includes features addressing consumer privacy and authentication, and we have incorporated additional features in our products that further protect consumer privacy. Nevertheless, a third party could still breach these features and, if such breach occurs, our reputation could be damaged and our business and prospects could suffer.

A breach of security or other security incident impacting our systems or others used in our business could have an adverse effect on our business.

We face risks of security breaches and other security incidents from a variety of sources including viruses, ransomware, hacking, malicious code, technological errors, supply-chain attacks as well as social engineering or other employee or contractor negligence, malfeasance or unintentional acts. Accidental or willful security breaches or incidents, or unauthorized access to our facilities or information systems, or to others used in our business, could compromise the security of those facilities or information systems and the confidentiality, integrity and availability of confidential, personal or proprietary information. These risks may be heightened in connection with geopolitical tensions and events.

The consequences of actual or perceived loss, unavailability, misuse, corruption or other unauthorized processing of confidential, personal or proprietary information could include, among other things, unfavorable publicity, reputational damage, difficulty marketing or selling our products, customer allegations of breach of contract, loss or theft of intellectual property, claims and litigation, governmental and regulatory investigations and other proceedings and fines, penalties and other damages and liabilities. Any of these consequences could have a material adverse effect on our business, financial condition, reputation and business relationships.

We rely on third-party services to store and process data on our behalf, and on third-party security systems in a variety of applications. Our platform operates in conjunction with, and depends on, third-party products, services and components for security. The cybersecurity threat environment continues evolving, especially with heightened activity by state-sponsored actors. If we, our platform, or any of the third parties on which we rely suffers or is believed to have suffered a security breach or other security incident, vulnerability, error, outage, ransomware or malicious event, then we could face increased costs, claims, liability, reduced revenue and harm to our reputation.

We devote resources to detect and prevent security breaches and other security-related incidents. In the event of an actual or perceived security breach or incident we may need to expend significant resources to mitigate, notify third parties of, and otherwise address the breach or incident, its root cause and take steps to prevent further breaches or incidents. Our insurance may not adequately cover claims relating to an actual or perceived security breach or incident and any breach or incident may increase our insurance costs as well as reduce or eliminate the future availability of such insurance, harming our business and reputation.

Risks Relating to Our Financial Position and Capital Needs

We have a history of losses and have only achieved profitability periodically. We cannot be certain that we will attain or sustain profitability in the future.

We incurred losses each year from our inception in 2000 to 2024. Our ability to achieve or sustain profitability depends on numerous factors, many of which are not entirely in our control, including continued RAIN industry adoption and us maintaining or growing our market share. Our costs of operations, product development and business and personnel expansion in sales, engineering and marketing are significant and are likely to increase as we invest in growing the market and our market share, reducing our costs and improving operations. If we fail to increase our revenue or manage our expenses, or if our investment in growing the market or our market share fail, we may not remain profitable.

We have a history of significant fluctuations in our quarterly and annual operating results.

Our history shows significant sales volatility and a limited ability to forecast sales. We anticipate that, for the foreseeable future, our visibility to future sales, including volumes and prices, will continue to be limited. That limited visibility may cause fluctuations in our operating results and differences between actual and expected quarterly or annual operating results.

Many factors, some outside our control, may cause or contribute to fluctuations in our quarterly and annual operating results. These fluctuations make financial planning and forecasting difficult. These fluctuations may also cause unanticipated decreases in our available cash, which could negatively affect our business and prospects. Material factors that contribute to fluctuations in our operating results include:

- macroeconomic conditions, including tariffs and trade wars, inflation, recession or economic slowdown, and their impact on our business and that of our suppliers, partners and end users;

- fluctuations or delays in RAIN adoption and deployment by end users;

- changes in the pace or direction of major deployments, whether due to macroeconomic conditions or enterprise-specific events or circumstances, and our, or our partners', ability to win business from these deployments;

- fluctuations in demand for our products or platform, including by tag OEMs and other significant partners and end users on whom we rely for a substantial portion of our revenue;

- fluctuations in the pricing and availability or supply of our products or key elements or components of those products, especially semiconductor wafers;

- degradations in product quality, whether due to us or our suppliers, including quality claims or product returns;

- delays in new-product introductions and in the maturity of our new-product technologies;

- decreases in selling prices for our products;

- delays in our product-shipment timing, customer or end-user sales or deployment cycles, or work performed under development contracts;

- intellectual property disputes involving us, our partners, end users or other participants in our industry, or the timing of license payments for our intellectual property;

- adverse outcomes of litigation or governmental proceedings;

- timing variability in product introductions, enhancements, services and technologies by us and our competitors as well as market acceptance of new or enhanced products, services and technologies;

- unanticipated excess or obsolete inventory as a result of significant demand fluctuations, supply-chain mismanagement, new-product introduction, quality issues or otherwise;

- changes in the amount and timing of our operating costs, including those related to expanding our business, operations and infrastructure;

- changes in business cycles or seasonal fluctuations that affect the markets in which we sell;

- changes in industry standards or specifications, or changes in government regulations, relating to our products or our platform;

- late, delayed or cancelled payments from our partners or end users; and

- unanticipated impairment of long-lived assets and goodwill.

A substantial portion of our operating expenses are fixed in the short term, and as a result, fluctuations in revenue or unanticipated expenses can have a material and immediate impact on our profitability and negatively affect our operating results, which could cause the price of our common stock to decline.

We may need to raise additional capital, which may not be available on favorable terms or at all.

In the future, we may need to raise additional capital, including pursuant to shelf registration statements we may file from time to time with the SEC, potentially diluting our stockholders, restricting our operations or otherwise adversely affecting our business.

Debt financing, if available, may include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital or declaring dividends, or may impose financial covenants that limit our ability to achieve our business objectives.

Our management has broad discretion in how to invest and spend our cash and cash equivalents and the proceeds from financings, including on capital expenditures, product development, working capital and other general corporate purposes. We may spend our cash and cash equivalents in ways that our stockholders may not agree with or that do not yield favorable returns.

If we need additional capital but cannot raise it on acceptable terms, if at all, then we may not be able to meet our business objectives, financial obligations or both. If we raise additional capital but do not deploy it effectively then our business, financial condition, results of operations and prospects could be harmed and the market price of our common stock could suffer.

Risks Relating to U.S. Federal Income Tax

Our ability to use net operating losses and research and development credits to offset future taxable income and income taxes may be limited.

As of December 31, 2025, we had federal U.S. net operating loss carryforwards, or NOLs, of $275.8 million and U.S. federal research and development credit carryforwards of $43.7 million, which we may use to reduce future taxable income or income taxes. We have established a valuation allowance against the carrying value of these deferred tax assets. Our U.S. federal NOLs arising in taxable years beginning before January 1, 2018 and our U.S. federal research and development credit carryforwards expire following the 20th taxable year after the taxable year such carryforward arose, while our U.S. federal NOLs arising in taxable years beginning after December 31, 2017 do not expire.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, or the Code, a corporation that experiences a more-than 50% ownership change by one or more stockholders or groups of stockholders who own at least 5% of a company's stock over a three-year testing period is limited in its ability to use its pre-change NOLs and other tax assets to offset future taxable income or income taxes. If we undergo a future ownership change then our ability to use our NOLs and credit carryforwards could be limited by Sections 382 and 383 of the Code. Our NOLs may also be limited under state law. As a result of these limitations, we may not be able to utilize a material portion of, or possibly any of, our NOLs and/or credit carryforwards to reduce future taxable income or income taxes.

We could be subject to additional income tax liabilities.

We are subject to income taxes in the United States and certain foreign jurisdictions. During the ordinary course of business, we use significant judgment in evaluating our worldwide income tax obligations and we conduct many transactions for which the ultimate tax determination is uncertain. Although we believe our tax determinations are proper, the final determination of any tax audits and any possible litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and results of our operations. Recent examples include the 1% excise tax imposed on stock buybacks and a 15% alternative minimum tax imposed on adjusted financial statement income enacted in 2022, and rules governing the treatment of U.S. and foreign research and development expenditures enacted in 2017 and amended in 2025. We have accounted for these changes in accordance with our understanding of the guidance available as of the date of this filing and as described in more detail in our financial statements. The CHIPS and Science Act, enacted August 9, 2022, provides tax credits for semiconductor manufacturing activities within the United States, but because we outsource our semiconductor manufacturing we do not expect to be entitled to these tax credits.

Many countries, as well as organizations such as the Organization for Economic Cooperation and Development, or the OECD, have implemented or proposed changes to existing tax laws, including a 15% global minimum tax for multinational companies with annual global revenue exceeding certain thresholds. We continue to monitor these developments, including the impact of the joint statement issued by the G7 in June 2025 related to the interplay between the U.S. international tax system and global rules and a January 2026 agreement to a "side-by-side" safe harbor that would generally exempt U.S. parented multinational groups from certain of the global minimum tax rules. Any of these developments or changes in U.S. federal, state or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes.

We do not collect sales and use, value-added or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are either not applicable or an exemption from such taxes applies. Certain jurisdictions may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future, including as a result of a change in law. Such tax assessments, penalties and interest or future requirements may negatively affect our operating results.

Risks Relating to Our Financial Reporting and Disclosure

Any failure to maintain an effective system of disclosure and internal controls over financial reporting, or our ability to produce timely and accurate financial statements, could adversely affect investor confidence in us.

As a public company, we must maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including identifying material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which could adversely affect the market price of our common stock. We could also be subject to sanctions or investigations by The Nasdaq Stock Market, the SEC and other regulatory authorities.

Risks Relating to Owning or Trading Our Securities

The market price of our common stock has been and will likely continue to be volatile, and the value of your investment could decline significantly.

The trading price of our common stock has fluctuated and is likely to continue to fluctuate substantially. The following factors, in addition to general risks and other risks described in this report, may have a material effect on the trading price of our common stock:

- price and volume fluctuations in the overall stock market;

- changes in operating performance, stock market valuations and volatility in the market prices of other technology companies generally, and of those in our industry in particular;

- actual or anticipated quarterly variations in our results of operations or those of our competitors;

- actual or anticipated changes in our growth rate relative to our competitors;

- delays in end-user deployments of RAIN solutions;

- announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

- supply interruptions, including semiconductor wafer or other product or component shortfalls;

- developments relating to intellectual property rights or in disputes relating to those rights;

- our ability to develop and market new and enhanced products on a timely basis;

- commencement of, or our involvement in, litigation;

- changes in our board of directors or management;

- changes in governmental regulations or in the status of our regulatory approvals;

- unstable political and economic conditions, including instability resulting from tariffs and trade wars, wars and other armed conflicts, such as those in Ukraine and the Gaza Strip, or geopolitical tensions, such as those between the United States, China and Taiwan;

- the trading volume of our stock;

- actual or perceived security breaches or incidents;

- limited public float;

- any future sales of our common stock or other securities;

- financial analysts dropping or reducing their coverage of us; changes in financial estimates by analysts who do cover us; or our failure to meet analyst estimates or investor expectations;

- fluctuations in the values of companies that investors perceive to be comparable to us;

- the financial projections we may provide to the public, as well as any changes in those projections or our failure to meet those projections; and

- general economic conditions and slow or negative growth in the markets in which we operate.

Technology stocks like ours have experienced extreme price and volume fluctuations, often unrelated or disproportionate to our underlying operating performance. Stock price volatility can cause stockholders to institute securities class-action litigation or stockholder derivative litigation, as occurred to us between 2018 and 2020. If any of our stockholders were to sue us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management, harm our operating results and negatively impact the trading price of our common stock.

Transactions relating to the 2021 or the 2025 Notes may affect our stock's value.

If the 2021 Notes or the 2025 Notes are converted by holders, then we are required to deliver cash, stock or any combination of cash or stock, at our election. If we elect to deliver stock, the ownership interests of our existing stockholders will be diluted, and public market sales of stock issued upon a conversion could decrease our stock price. Anticipated future conversions of the 2021 Notes or the 2025 Notes into stock could also decrease our stock price, as could short selling by holders of the 2021 Notes or the 2025 Notes to hedge their positions.

In December 2019 and in September 2025, we issued the 2019 and 2025 Notes, respectively. At the time of each issuance, we entered into privately negotiated capped call transactions with financial counterparties to mitigate the dilutive impact above a given stock price. We left the capped call transactions related to the 2019 Notes issuance intact after we acquired the remainder of the outstanding 2019 Notes in June 2022. From time to time, the financial counterparties to the capped call transactions may modify their hedge positions by entering into or unwinding various derivative transactions involving our stock or by purchasing or selling our stock or other securities of ours in secondary market transactions prior to the maturity of the capped call transactions. This activity could cause a decrease in our stock price.

For more information on the 2019 Notes, the 2021 Notes, the 2025 Notes and the capped call transactions, see Note 8 of our consolidated financial statements included elsewhere in this report.

We are subject to counterparty risk with respect to the capped call transactions.

The financial counterparties to the capped call transactions are financial institutions, and we will be subject to the risk that one or more of the financial counterparties may default under the capped call transactions. Our exposure to the credit risk of the financial counterparties to the capped call transactions will not be secured by any collateral.

Global economic conditions have in the past resulted in the actual or perceived failure and/or financial difficulties of many financial institutions. If a financial counterparty to the capped call transactions becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the capped call transactions with such financial counterparty. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. In addition, upon a default by a financial counterparty to the capped call transactions, we may suffer adverse tax consequences and experience more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the financial counterparties to the capped call transactions.

Our principal stockholders and management own a significant percentage of our stock and are able to exercise significant influence over matters subject to stockholder approval.

As of December 31, 2025, our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 48.6% of our stock. As a result, our executive officers, directors and principal stockholders may be able to significantly influence, in their capacity as stockholders, matters requiring approval by our stockholders, including electing directors and approving mergers, acquisitions or other transactions. They may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This ownership concentration could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price. This ownership concentration could also prevent attempts by our stockholders to replace or remove our board of directors or management.

We may not have sufficient cash flow or access to cash necessary to satisfy our obligations under the 2021 Notes and the 2025 Notes, and our current and future indebtedness may restrict our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance any current or future indebtedness, including the 2021 Notes and the 2025 Notes, or to make cash payments in connection with any conversion of the 2021 Notes or the 2025 Notes or upon any fundamental change if holders require us to repurchase their 2021 Notes or 2025 Notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient future cash from operations to service our indebtedness and make necessary capital expenditures. If we are unable to generate sufficient cash flow, then we may be required to pursue other alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any of our indebtedness, including the 2021 Notes and the 2025 Notes, will depend on the capital markets and our financial condition at that time. We may not be able to pursue these alternatives on favorable terms or at all, which could result in us defaulting on our debt obligations.

Our existing and future indebtedness could have important consequences to our stockholders and significant effects on our business. For example, it could:

- make it more difficult for us to satisfy our debt obligations, including the 2021 Notes and the 2025 Notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the cash available to run our business;

- limit our flexibility in planning for, or reacting to, changes in our business or in our industry;

- restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, executing our business strategy or for other purposes.

Anti-takeover provisions in our charter documents and under Delaware or Washington law could prevent, delay or impede an acquisition of us and constrain our stock price.

Provisions of our certificate of incorporation and our bylaws may delay or discourage transactions involving an actual or potential change in our control or in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions could, therefore, adversely affect our stock price. Among other things, our certificate of incorporation and bylaws:

- permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

- provide that the authorized number of directors may be changed only by resolution of the board of directors;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- restrict the forum for certain litigation against us to Delaware;

- require that any action taken by our stockholders be effected at a duly called annual or special meeting of stockholders and not by written consent;

- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any uncontested election of directors to elect all of the directors standing for election, if they should so choose); and

- provide that special meetings of our stockholders may be called only by the chair of the board, our chief executive officer or the board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a "target corporation" from engaging in any of a broad range of business combinations with any stockholder constituting an "acquiring person" for a period of five years following the date on which the stockholder became an "acquiring person."

Our bylaws include provisions that could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we otherwise consent in writing, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit stockholders' ability to bring a claim in a judicial forum favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying and managing material cybersecurity risks, and have integrated these processes into our overall risk-management processes. We have also established policies and processes for managing and responding to material cybersecurity incidents.

We routinely assess material cybersecurity risks, including potential unauthorized occurrences on, or conducted through, our information systems that may compromise the confidentiality, integrity or availability of those systems or information maintained in them. We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments when there is a material change in our business practices that we believe could affect information systems that are vulnerable to cybersecurity threats. These risk assessments include identifying reasonably foreseeable internal and external risks and the potential harm if the risks were to materialize. We conduct these risk assessments directly and also engage third parties to support these processes.

Following these risk assessments, we evaluate how to appropriately implement and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate members of our management, including our VP, IT and Facilities, or VP IT, who reports to our Chief Financial Officer, and our Senior Information Security Manager, or Senior ISM, to manage the risk assessment and mitigation process. We also engage third parties to help us design and implement our cybersecurity systems, as well as monitor and test our safeguards. As part of our overall risk management, we collaborate cross-functionally to monitor and test our safeguards and to train our employees on cybersecurity risks and safeguards. We include employees at all levels and departments, and all contractors, in our cybersecurity training programs.

We require appropriate third-party service providers to certify that they can implement and maintain appropriate security measures, consistent with all applicable laws, in connection with their work for us, and to promptly report any suspected breach of their security measures that may affect our company. We oversee and identify risks from cybersecurity threats associated with our use of service providers through an onboarding vendor risk management program, including an inherent risk assessment.

We have not, to date, experienced a cybersecurity incident which was determined to be material, although, like any technology provider, we have experienced incidents in the past. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors under the heading entitled "Risks Relating to Privacy and Cybersecurity."

Cybersecurity Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing our strategic risk exposure, and our executive officers are responsible for day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk-oversight function as a whole, as well as through the audit committee.

Our Vice President Information Technology, or VP IT, and Senior Information Security Manager, or Senior ISM, are responsible for assessing and managing material risks from cybersecurity threats, as well as managing and responding to material cyber incidents if any occur. Our VP IT has a bachelor's degree in management information systems and more than 25 years experience managing enterprise information-technology systems and resources. Our Senior ISM has an undergraduate degree in management information systems, an MBA and multiple professional cybersecurity certifications, has specialized in cybersecurity for more than a decade and is focused primarily on cybersecurity.

Our VP IT and Senior ISM provide periodic briefings to the audit committee and to the board of directors about our cybersecurity risks and activities, including cybersecurity incidents and responses, cybersecurity systems testing, third-party activities and related topics. In addition, our policies for managing and responding to cybersecurity incidents include procedures for appropriate escalations to our Chief Compliance Officer and to our audit committee chair.

Item 2. Properties

We have several operating leases for office space, summarized as of December 31, 2025 in the table below. We believe that our facilities are adequate for our current needs.

Location	Purpose	Approximate Square Feet	Principal Lease Expiration Dates
Seattle, Washington	Corporate headquarters	70,000	2038
Seattle, Washington	Design laboratory	29,000	2029
San Diego, California	General office space	7,000	2030
Helsinki, Finland	Voyantic office space	7,000	2027
Taipei, Taiwan	General office space	1,000	2028

In addition, we lease offices in Thailand, Malaysia, Brazil, Japan and China. For more information about our lease commitments, please refer to Note 11 to our consolidated financial statements included elsewhere in this report.

Item 3. Legal Proceedings

As of the date of this report, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability will have a material adverse effect on our financial position, results of operations, cash flows, market position or stock price.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has traded on The Nasdaq Global Select Market under the symbol "PI" since July 21, 2016.

Holders of Record

As of January 30, 2026, there were 25 holders of record of our common stock. The actual number of holders is greater than the number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid a cash dividend on our common stock. We currently intend to apply our available funds and any future earnings to developing and growing our business. We therefore do not anticipate paying any cash dividends on our common stock for the foreseeable future. In addition, future debt instruments, if any, may materially restrict our ability to pay dividends on our common stock. Any future determination to pay dividends on our common stock will depend at least on our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law or by contracts and any other factors that our board of directors may consider relevant.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or incorporated by reference into any filing of Impinj, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following performance graph compares the cumulative total stockholder return of our common stock versus the NASDAQ Composite Index and the Philadelphia Semiconductor Index.

This graph assumes that the investment in our common stock and in each index was $100 on December 31, 2020, and assumes dividend reinvestment, if any. The stock price performance in the graph is not indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Impinj Inc., the NASDAQ Composite Index
and the PHLX Semiconductor Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Securities Authorized for Issuance Under Equity Compensation Plans

For more information on securities authorized for issuance under our equity compensation plans, see Note 9 and Note 10 of our consolidated financial statements included elsewhere in this report.

Unregistered Sales of Equity Securities

None.

Use of Proceeds

None.

Repurchases

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our consolidated financial statements and the related notes to those statements included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements.

For our discussion of our fiscal 2024 results compared to fiscal 2023 for both our results of operations and our liquidity and capital resources sections, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 10, 2025 which is incorporated by reference herein.

Overview

Our vision is a world in which every item that enterprises manufacture, transport and sell, and that people own, use and recycle, is wirelessly and ubiquitously connected to the cloud. And a world in which the ownership, history and linked information for every one of those items is seamlessly available to enterprises and people. We call our expansive vision a Boundless Internet of Things, or IoT. We design and sell a platform that enables that wireless item-to-cloud connectivity and with which we and our partners innovate IoT solutions.

Our mission is to connect every thing. We have enabled connectivity for more than 150 billion items to date, delivering item visibility, traceability and improved operational efficiencies for retailers, supply chain and logistics, or SC&L providers, restaurants and food-service providers, airlines, automobile manufacturers, healthcare companies and many more.

We are today focused on extending item connectivity from tens of billions to trillions of items and delivering item data not just to enterprises but to people, so they too can benefit from their connected items. We believe the Boundless IoT we are enabling will, in the not-too-distant future, give people ubiquitous access to cloud-based digital twins of every item, each storing the item's history, location and linked information and helping people explore and learn about the item. We believe that that connectivity will transform the world.

We and our partner ecosystem build item-visibility solutions using products that we design and either sell or license, including silicon radios, reading systems, tag production systems and intellectual property. We also offer software and cloud services, and while nascent from a standalone revenue perspective, they enable our other product offerings and we intend to expand them as a part of our growth strategy. We sell two types of silicon radios. The first are endpoint ICs that store a serialized number to wirelessly identify an item. Our partners embed endpoint ICs into an item or its packaging. These ICs may also contain a cryptographic key to authenticate the item. The second are reader ICs that our partners use in embedded or finished readers to wirelessly discover, inventory and engage the endpoint ICs. Those readers may also protect an item or consumer, for example by authenticating the item as genuine or privatizing the item by rendering the endpoint IC unresponsive without the consumer first providing a password. Our reading systems comprise high-performance finished readers and gateways used primarily in autonomous reading solutions. Our tag production systems enable partner products and facilitate enterprise deployments. Our software and cloud service offerings focus on solutions enablement, particularly at enterprises with whom we have a close business relationship.

We sell our products, individually or as a whole platform offering, primarily with or through our partner ecosystem. That ecosystem comprises original equipment manufacturers, or OEMs, tag service bureaus, original device manufacturers, or ODMs, systems integrators, or SIs, value-added resellers, or VARs, independent software vendors, or ISVs, and other solution partners.

Our radios follow the RAIN industry's air-interface standard for their core reading functionality. We create partner and enterprise preference for our radios and solutions by adding differentiated features into them, supporting those features across our platform and licensing them where appropriate, to deliver solutions capabilities and performance that surpasses mix-and-match solutions built from competitor products. We have also introduced a set of compatible extensions to the RAIN industry's air-interface standard, which we call Gen2X, that enhance the performance and protection of our solutions. The RAIN industry, on both the reader and solutions side, has broadly embraced Gen2X.

Factors Affecting Our Performance

Macroeconomic Factors

We are subject to impacts from the evolving macroeconomic environment, including uncertainty and volatility in trade measures and tariffs. Because most of our revenue derives from endpoint ICs that our partners embed into or onto items, to the extent that those items are impacted, positively or negatively, by trade measure and tariffs, we are impacted as well. While the impact that recent trade measures will have on our business and financial results is difficult to predict, they could negatively affect our business and financial results. We continue to monitor the broader impacts of these measures on our business, our supply chain and our results of operations. See risk factor "Changes in global trade policies could have a material adverse effect on us." in Item 1A. of this report for further information.

Inventory Supply

We sell most of our products, both endpoint ICs and systems, through partners and distributors, limiting our visibility to actual enterprise demand. Although we work closely with those partners and distributors to gain as accurate a view as possible, correctly forecasting demand for our products and identifying market shifts in a timely manner remains a challenge. This challenge can be exacerbated when major end users adjust the mix of inlay providers from which they procure inlays incorporating our endpoint ICs.

We also sometimes experience inventory overages or shortages. Inventory overages can increase expenses, expose us to product obsolescence and/or increased reserves and negatively affect our business. Inventory shortages can cause long lead times, missed opportunities, market-share losses and/or damaged customer relationships, also negatively affecting our business.

In 2021 and 2022, demand for our endpoint ICs increased while worldwide wafer demand also increased, leading to wafer shortfalls for many semiconductor companies, including us. These wafer shortfalls prevented us from fully meeting customer demand and, in some cases, caused customers to cancel orders, qualify alternative suppliers or purchase from our competitors. In 2023, macroeconomic conditions led to softness in demand and inventory overages.

Product Adoption and Unit Growth Rates

Enterprises have significantly adopted RAIN in retail apparel, our largest market, and SC&L, but the rate of adoption and unit growth rates have been uneven and unpredictable. From 2010 to 2025, our overall endpoint IC sales volumes increased at a 26% compounded annual growth rate; however, we have experienced declines in endpoint IC sales volumes during various periods.

Regardless of the uneven pace of retail, SC&L and other industry adoption and growth rates, we believe the long-term trend is continued RAIN adoption and growth and we intend to continue investing in developing new products and expanding our product offerings for the foreseeable future. However, we cannot predict whether historical annual growth rates are indicative of the pace of future growth.

Our systems business, at least for readers and gateways, depends significantly on large-scale deployments at discrete end users, and deployment timing causes large yearly variability in our systems revenue. For example, we generated 14% of total 2019 revenue from a gateway deployment at a large North American SC&L provider. We did not have comparable project-based revenue in 2020. Similarly, in second-quarter 2021, we generated 13% of our revenue from a project-based gateway deployment for RAIN-based self-checkout and loss prevention at a large Europe-based global retailer. While we continue generating project-based revenue, we did not see it at a comparable scale in 2022 to 2025.

Seasonality and Pricing

We typically negotiate pricing with most of our endpoint IC OEMs with an effective date of the first quarter of the calendar year. In the past, this negotiation typically resulted in reduced revenue and gross margins in the first quarter compared to prior periods, which then normalized in subsequent quarters as we reduced costs and adjust product mix by migrating those OEMs and end users to newer, lower-cost products.

Endpoint IC volumes tend to be lower in the fourth quarter than in the third quarter. System sales tend to be higher in the fourth quarter and lower in the first quarter, we believe due to the availability of residual funding for capital expenditures prior to the end of many end users' fiscal years.

We did not see these seasonal trends in 2023 but began to see them in second-half 2024 and in 2025. We do expect continued quarter-to-quarter revenue and gross margin variability due to macroeconomic conditions, program-launch timing and our ability to migrate OEMs and end users to newer, lower cost products. These factors, among others, may impact seasonal trends.

Results of Operations

(in thousands, except percentages)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Revenue	$ 361,075	$ 366,087	$ 307,539	$ (5,012)	$ 58,548
Gross profit	$ 189,677	$ 188,855	$ 151,982	$ 822	$ 36,873
Gross margin	*52.5%*	*51.6%*	*49.4%*	*0.9%*	*2.2%*
Loss from operations	$ (737)	$ (7,069)	$ (43,484)	$ 6,332	$ 36,415

Revenue decreased, due primarily to lower endpoint IC revenue partially offset by higher systems revenue. The endpoint IC revenue decrease was driven primarily by lower ASP due to mix and new pricing that went into effect at the beginning of the year, and the systems revenue increase was due primarily to higher shipment volumes. Gross profit increased, despite lower revenue, due to lower endpoint IC costs from product mix. Gross margin increased due primarily to higher endpoint IC gross margin, the result of product mix, and lower indirect costs in the current year compared to the prior year. Loss from operations decreased due primarily to decreased operating expenses.

Revenue

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Endpoint ICs	$ 299,806	$ 305,915	$ 234,426	$ (6,109)	$ 71,489
Systems	61,269	60,172	73,113	1,097	(12,941)
Total revenue	$ 361,075	$ 366,087	$ 307,539	$ (5,012)	$ 58,548

We currently derive substantially all our revenue from sales of endpoint ICs, reader ICs, readers, gateways, tag production systems and licensing. We sell our endpoint ICs and tag production systems primarily to inlay manufacturers; our reader ICs primarily to OEMs and ODMs through distributors; and our readers and gateways to solutions providers, VARs and SIs, also primarily through distributors. We expect endpoint IC sales to represent the majority of our revenue for the foreseeable future.

Endpoint IC revenue decreased $6.1 million, due to a $32.3 million decrease from lower ASP due to product mix and new pricing that went into effect at the beginning of the year, partially offset by a $25.1 million increase due to higher shipment volumes and a $1.0 million increase in licensing revenue.

Systems revenue increased $1.1 million due to an increase in shipment volumes. Reader revenue increased by $8.3 million offset by decreases of $3.4 million and $4.1 million from gateway and reader IC revenue, respectively.

Gross Profit and Gross Margin

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Cost of revenue	$ 171,398	$ 177,232	$ 155,557	$ (5,834)	$ 21,675
Gross profit	189,677	188,855	151,982	822	36,873
Gross margin	52.5%	51.6%	49.4%	0.9%	2.2%

Cost of revenue includes costs associated with manufacturing our endpoint ICs, reader ICs, readers, gateways and tag production systems, including direct materials and outsourced manufacturing costs as well as associated overhead costs such as logistics, quality control, planning and procurement. Cost of revenue also includes charges for excess and obsolescence and warranty costs. Our gross margin varies from period to period based on the mix of endpoint IC and systems; underlying product margins driven by changes in mix, ASPs or costs; as well as from inventory excess and obsolescence charges.

Gross profit increased $0.8 million, despite a decrease in revenue, due primarily to decreased costs from endpoint IC due to product mix. Gross margin increased, due primarily to higher endpoint IC gross margin due to product mix and lower indirect costs in the current year compared to the prior year.

Operating Expenses

Research and Development

| (in thousands) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Research and development	$ 102,615	$ 98,829	$ 88,562	$ 3,786	$ 10,267

Research and development expense comprises primarily personnel expenses (salaries, benefits and other employee related costs) and stock-based compensation expense for our product-development personnel; product development costs which include external consulting and service costs, prototype materials and other new-product development costs; and an allocated portion of infrastructure costs which include occupancy, depreciation and software costs. We expect research and development expense to increase in absolute dollars in future periods as we continue to focus on new product development and introductions.

Research and development expense increased $3.8 million, due primarily to increases of $4.0 million in product development costs due to timing; $2.4 million in infrastructure costs primarily from increased depreciation and software costs; and $1.3 million in stock-based compensation expense related primarily to increased outstanding equity grants. These increases were partially offset by a decrease of $4.2 million in personnel expenses related to lower bonus achievement compared to the prior-year period.

Sales and Marketing

| (in thousands) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Sales and marketing	$ 36,530	$ 40,579	$ 41,123	$ (4,049)	$ (544)

Sales and marketing expense comprises primarily personnel expenses (salaries, incentive sales compensation, or commission, benefits and other employee-related costs) and stock-based compensation expense for our sales and marketing personnel; travel, advertising and promotional expenses; and an allocated portion of infrastructure costs which include occupancy, depreciation and software costs.

Sales and marketing expense decreased $4.0 million, due primarily to decreases of $4.1 million in stock-based compensation expense, driven by forfeitures related to the retirement of our Chief Revenue

Officer in the first quarter of fiscal year 2025 and the resulting lower ongoing expense and a decrease of $0.7 million in personnel expenses related to lower bonus achievement compared to the prior-year period.

General and Administrative

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
General and administrative	$ 49,192	$ 51,802	$ 60,828	$ (2,610)	$ (9,026)

General and administrative expense comprises primarily personnel expenses (salaries, benefits and other employee related costs) and stock-based compensation expense for our executive, finance, human resources and information technology personnel; legal, accounting and other professional service fees; travel and insurance expense; and an allocated portion of infrastructure costs which include occupancy, depreciation and software costs.

General and administrative expense decreased $2.6 million, due primarily to a decrease $3.0 million in personnel expenses related to lower bonus achievement compared to the prior-year period and a decrease of $1.7 million in professional services related to legal fees, partially offset by an increase of $1.5 million in stock-based compensation expense related primarily to increased outstanding equity grants.

Amortization of Intangibles

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Amortization of intangibles	$ 2,077	$ 2,902	$ 4,953	$ (825)	$ (2,051)

Amortization of intangibles decreased by $0.8 million. The decrease relates to the intangibles acquired as part of our April 3, 2023 acquisition of Voyantic Oy. Certain intangible assets acquired had useful life of less than 1 year, resulting in a higher amortization expense in the prior-year period.

Restructuring Costs

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Restructuring costs	$ —	$ 1,812	$ —	$ (1,812)	$ 1,812

The decrease in restructuring costs relates to the restructuring we initiated on February 7, 2024. For further information on this restructuring, please refer to Note 18 to our consolidated financial statements included elsewhere in this report.

Income From Settlement of Litigation

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Income from settlement of litigation	$ —	$ 45,000	$ —	$ (45,000)	$ 45,000

The decrease in income from settlement of litigation relates to the Settlement Agreement with NXP on March 13, 2024. See Note 12, Commitments and Contingencies, included elsewhere in this report, for further details.

Other Income, Net

(in thousands)	Year Ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023	Change	Change
Other income, net	$ 9,214	$ 7,937	$ 4,644	$ 1,277	$ 3,293

Other income, net, comprises primarily interest income on our short-term investments.

Other income, net, increased $1.3 million, due to increased interest income given higher invested balances.

Induced Conversion Expense

| (in thousands) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Induced conversion expense	$ 15,026	$ —	$ —	$ 15,026	$ —

In September 2025, we completed a privately negotiated exchange of $190.0 million principal amount of the 2021 Convertible Notes, or the 2021 Note Exchange. We accounted for the 2021 Note Exchange transaction as an induced conversion in accordance with Accounting Standards Codification 470-20, Debt with Conversion and Other Options (ASC 470-20), as amended for ASU 2024-04. As a result of the induced conversion, we recorded $15.0 million in induced conversion expense which is included in the Consolidated Statements of Operations for the year ended December 31, 2025. The induced conversion expense represents the fair value of the consideration issued upon conversion in excess of the fair value of the securities issuable under the original terms of the 2021 Convertible Notes. See Note 8 Long-term Debt, included elsewhere in this report, for further information.

Interest Expense

| (in thousands) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Interest expense	$ 4,367	$ 4,873	$ 4,848	$ (506)	$ 25

Interest expense comprises primarily cash interest, amortization of debt issuance costs and debt discount.

Interest expense decreased by $0.5 million, due primarily to decreased interest on our convertible debt, from the 2021 Note Exchange transaction.

Income Tax Expense

| (in thousands) | Year Ended December 31, | | | 2025 vs 2024 | 2024 vs 2023 |
	2025	2024	2023	Change	Change
Income tax benefit (expense)	$ (69)	$ 157	$ (322)	$ (226)	$ 479

We are subject to federal and state income taxes in the United States and foreign jurisdictions.

Income tax expense increased by $0.2 million due to changes in our estimated effective tax rate.

On July 4, 2025, President Trump signed Public Law No. 119-21 - An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14, or "H.R.1", into law. One key provision, applicable to us, is the treatment of domestic research and experimental expenditures, which can now be capitalized or expensed. As previously required under the Tax Cuts and Jobs Act, we capitalized research and development expenditures in the years ended December 31, 2022 through December 31, 2024. With the enactment of H.R.1, we began deducting domestic Section 174 costs in 2025.

Liquidity and Capital Resources

As of December 31, 2025, we had cash, cash equivalents and short-term investments of $175.3 million, comprising cash deposits held at major financial institutions and short-term investments in a variety of securities, including U.S. government securities, treasury bills, corporate notes and bonds, commercial paper and money market funds. As of December 31, 2025, we had working capital of $212.7 million, up from $(4.8) million as of December 31, 2024. The increase is due to a decrease in the balance of the 2021 Notes, which was driven by a privately negotiated exchange of $190.0 million principal amount of the 2021 Convertible Notes, or the 2021 Note Exchange (refer to Note 8, Long-term debt, in our consolidated financial statements included elsewhere in this report for further information).

Historically, we have funded our operations primarily through cash generated from operations and by issuing equity securities, convertible-debt offerings and/or borrowing under our prior senior credit facility.

We believe, based on our current operating plan, that our existing cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for at least the next 12 months. Over the longer term, we plan to continue investing to enhance and extend our platform. If our available funds are insufficient to fund our future activities or execute our strategy, then we may raise additional capital through equity, equity-linked or debt financing, to the extent such funding sources are available. Alternatively, we may need to reduce expenses to manage liquidity; however, any such reductions could adversely impact our business and competitive position.

Sources of Funds

From time to time, we may explore additional financing sources and ways to reduce our cost of capital, including equity, equity-linked and debt financing. In addition, in connection with any future acquisitions, we may pursue additional financing which may be debt, equity or equity-linked financing or a combination thereof. We can provide no assurance that any additional financing will be available to us on acceptable terms.

2021 Notes

In November 2021, we issued convertible notes due in 2027 in an aggregate principal amount of $287.5 million, or the 2021 Notes. The 2021 Notes are our senior unsecured obligation, bearing interest at a fixed rate of 1.125% per year, payable semi-annually in arrears on May 15 and November 15 of each year. The 2021 Notes are convertible into cash, shares of our common stock or a combination thereof, at our election, and will mature on May 15, 2027 unless earlier repurchased, redeemed or converted in accordance with the terms of the terms of the Indenture governing the 2021 Notes. The net proceeds from the 2021 Notes were approximately $278.4 million after initial debt issuance costs, fees and expenses.

In September 2025, we completed the 2021 Note Exchange. We accounted for the 2021 Note Exchange as an induced conversion in accordance with Accounting Standards Codification 470-20, Debt with Conversion and Other Options (ASC 470-20) and in accordance with ASU 2024-04: Debt—Debt with Conversion and Other Options (Subtopic 470-20) - Induced Conversions of Convertible Debt Instruments, which we early adopted as of January 1, 2025. Refer to the paragraph's below under 2025 Notes for further information.

For further information on the terms of this debt, please refer to Note 8 to our consolidated financial statements included elsewhere in this report.

2025 Notes

In September 2025, we issued convertible notes due 2029 in an aggregate principal amount of $190.0 million, or the 2025 Notes. The 2025 Notes are our senior unsecured obligation, bearing no regular interest. The 2025 Notes are convertible into cash, shares of our common stock or a combination thereof, at our election, and will mature on September 15, 2029 unless earlier repurchased, redeemed or converted in accordance with the terms of the Indenture governing the 2025 Notes.

The net proceeds from the 2025 Notes were approximately $183.6 million after initial debt issuance costs, fees and expenses. We used the net proceeds and cash on hand to exchange $190.0 million aggregate principal amount of the 2021 Notes for approximately $190.0 million in cash, representing the principal amount exchanged, and approximately 811,000 shares of our common stock, representing the exchange value in excess thereof, and also paid accrued and unpaid interest thereon, in individual privately negotiated transactions concurrent with the 2025 Notes offering. In addition, we used approximately $11.2 million of cash on hand to pay the cost of the capped call transactions entered into in connection with issuing the 2025 Notes.

For further information on the terms of this debt, please refer to Note 8 to our consolidated financial statements included elsewhere in this report.

Historical Cash Flow Trends

The following table shows a summary of our cash flows for the periods indicated:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Net cash provided by (used in) operating activities	$ 58,746	$ 128,310	$ (49,382)
Net cash provided by (used in) investing activities	(48,015)	(192,570)	115,808
Net cash provided by (used in) financing activities	(8,928)	15,679	8,736

Operating Cash Flows

For the year ended December 31, 2025, we generated $58.7 million of net cash from operating activities. These net cash proceeds comprised $73.5 million of net income adjusted for non-cash items, partially offset by a $14.8 million decrease in working capital due primarily to lower accrued compensation and employee related benefits and accounts payable.

Investing Cash Flows

For the year ended December 31, 2025, we used $48.0 million of net cash from investing activities. This net cash usage was due primarily to purchases of investments of $202.8 million and property and equipment purchases of $12.9 million, partially offset by proceeds from maturities of investments of $154.7 million and proceeds from sales of investments of $12.9 million.

Financing Cash Flows

For the year ended December 31, 2025, we used $8.9 million of net cash from financing activities. We used this net cash for payment of our 2021 Notes of $190 million, premiums paid for capped call transactions of $11.2 million and $3.2 million in taxes paid to cover RSU vesting. This net cash usage was offset by $183.7 million of net proceeds from issuing our 2025 Notes and $11.8 million of proceeds from stock-option exercises and our employee stock purchase plan.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of December 31, 2025:

(in thousands)	Payments Due By Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Convertible senior notes [1]	$ 289,143	$ 1,097	$ 98,046	$ 190,000	$ —
Operating lease obligations					
Operating lease obligations	43,276	2,878	7,722	7,065	25,611
Purchase commitments [2]	34,919	32,666	2,253	—	—
Total	$ 367,338	$ 36,641	$ 108,021	$ 197,065	$ 25,611

[1] The convertible senior notes include $1.6 million in interest payments.

[2] Purchase commitments comprise primarily noncancelable commitments to purchase $28.2 million of inventory as of December 31, 2025, noncancelable software license agreements with vendors and equipment purchases.

Off-Balance-Sheet Arrangements

Since inception, we have not had any relationships with unconsolidated entities, such as entities often referred to as structured finance or special-purpose entities, or financial partnerships that would have been established for the purpose of facilitating off-balance-sheet arrangements or for another contractually narrow or limited purpose.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which we have prepared in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the consolidated financial statements. Generally, we base our estimates on historical experience and on various other assumptions, in accordance with GAAP, that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under other assumptions or conditions.

Critical accounting policies and estimates are those we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates include those related to:

- revenue recognition;
- inventory;
- income taxes; and
- stock-based compensation.

Revenue Recognition

We generate revenue primarily from sales of hardware products. We also generate revenue from software, extended warranties, enhanced maintenance, support services and NRE development services, none of which are material.

We recognize revenue when we transfer control of the promised goods or services to our customers, which for hardware sales is generally at the time of product shipment as determined by agreed-upon shipping terms. We measure revenue based on the amount of consideration we expect to be entitled-to in exchange for those goods or services. We expect the period between when we transfer control of promised goods or services and when we receive payment to be one year or less, and that expectation is consistent with our historical experience. As such, we do not adjust our revenue for the effects of a significant financing component. We recognize any variable consideration, which comprises primarily sales incentives, as revenue reduction at the time of revenue recognition. We estimate sales incentives based on our historical experience and current expectations at the time of revenue recognition and update them at the end of each reporting period as additional information becomes available.

Our reader and gateway products are highly dependent on embedded software and cannot function without this embedded software. We account for the hardware and embedded software as a single performance obligation and recognize revenue when control is transferred.

Our customer contracts with multiple performance obligations generally include a combination of hardware products, extended warranty, enhanced maintenance and support services. For these contracts, we account for individual performance obligations separately if they are distinct. We allocate the transaction price to the separate performance obligations on a relative standalone selling-price basis. In instances where the standalone selling price is not directly observable, such as when we do not sell the product or service separately, we determine the standalone selling price using one, or a combination of, the adjusted market assessment or expected cost-plus margin. We defer amounts allocated to extended warranty and enhanced maintenance sold with our reader and gateway products and recognize them on a straight-line basis over the term of the arrangement, which is typically from one to three years. We defer amounts allocated to support services sold with our reader and gateway products and recognize them when we transfer control of the promised services to our customers.

Revenue generated from licensing our intellectual property is governed by licensing agreements. We recognize revenue from licensing the right to use functional intellectual property at the point in time the control of the license transfers to the customer, which is generally upon delivery, or as usage occurs.

If a customer pays consideration before we transfer a good or service under the contract, then we classify those amounts as contract liabilities, or deferred revenue. We recognize contract liabilities as revenue when we transfer control of the promised goods or services to our customers.

Payment terms typically range from 30 to 120 days. We present revenue net of sales tax in our consolidated statements of operations. We include shipping charges billed to customers in revenue and the related shipping costs in cost of revenue.

Practical Expedients and Exemptions: We expense sales commissions when incurred because we expect the amortization period to be one year or less. We record these costs within sales and marketing expenses. We do not disclose the value of unsatisfied performance obligations for (1) contracts with an original expected length of one year or less and (2) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Inventory

We state inventories at the lower of cost or estimated net realizable value using the average costing method, which approximates a first-in, first-out method. Inventories comprise raw materials, work-in-process and finished goods. We continuously assess our inventory value and write down its value for estimated excess and obsolete inventory. This evaluation includes an analysis of inventory on hand, current and forecasted demand, product development plans and market conditions. If future demand or market conditions are less favorable than our projections, or our product development plans change from current expectations, then a write-down of excess or obsolete inventory may be required and is reflected in cost of goods sold in the period the updated information is known.

Income Taxes

We use the asset and liability approach for accounting, which requires recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to be in effect when the assets and liabilities are recovered or settled. We recognize the effects of a change in tax rates on deferred tax assets and liabilities in the year that of the enactment date. We determine deferred tax assets, including historical net operating losses and deferred tax liabilities, based on temporary differences between the book and tax bases of the assets and liabilities. We believe that it is currently more likely than not that our deferred tax assets will not be realized and, as such, we have recorded a full valuation allowance for these assets. We evaluate the likelihood of our ability to realize deferred tax assets in future periods on a quarterly basis, and if evidence indicates we will be able to realize some or all of our deferred tax assets then we will revise our valuation allowance accordingly.

We use a two-step approach for evaluating uncertain tax positions. First, we evaluate recognition, which requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes. If we consider a tax position more likely than not to be unsustained, then no benefits of the position are recognized. Second, we measure the uncertain tax position based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, then our net operating loss and credit carryforwards could be materially impacted.

Us realizing the benefits of the NOLs and credit carryforwards depends on sufficient taxable income in future years. We have established a valuation allowance against the carrying value of our deferred tax assets, as it is currently more likely than not we will be unable to realize these deferred tax assets. In addition, using NOLs and credits to offset future income subject to taxes may be subject to substantial annual limitations due to the "change in ownership" provisions of the Code and similar state provisions. Events that cause limitations in the amount of NOLs that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined by Code Sections 382 and 383, over a three-year period. Using our NOLs and tax credit carryforwards could be significantly reduced if a cumulative ownership change of more than 50% has occurred in our past or occurs in our future.

We do not anticipate that the amount of our existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Due to our NOLs, in most jurisdictions our tax years remain open for examination by taxing authorities back to 2004.

Stock-Based Compensation

We have various equity award plans, or Plans, for granting share-based awards to employees, consultants and non-employee directors of the Company. The Plans provide for granting several forms of stock compensation such as stock option awards, restricted stock units, or RSUs, RSUs with performance conditions, or PSUs, and RSUs with market and service conditions, or MSUs.

We measure stock-based compensation costs for all share-based awards at fair value on the measurement date, which is typically the grant date. We determine the fair value of stock options using the Black-Scholes option-pricing model, which considers, among other things, estimates and assumptions on the expected life of the options, stock price volatility and market value of the Company's common stock. We determine the fair value of RSUs and PSUs based on the closing price of our common stock at grant date. Additionally, for awards with a market condition, we use a Monte Carlo simulation model to estimate grant date fair value, which takes into consideration the range of possible stock price of total stockholder return outcomes.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, please refer to Note 2 in our consolidated financial statements included elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Some of these risks are related to fluctuations in interest rates.

Interest Rate Risk

Under our current investment policy, we invest our excess cash in money market funds, U.S. government securities, corporate bonds and notes and commercial paper. Our current investment policy seeks first to preserve principal, second to provide liquidity for our operating and capital needs and third to maximize yield without putting our principal at risk. We do not enter into investments for trading or speculative purposes.

We had cash, cash equivalents and short-term investments of $175.3 million and $164.7 million as of December 31, 2025 and 2024, respectively. Our investments are exposed to market risk due to fluctuations in prevailing interest rates, which may reduce the yield on our investments or their fair value. Because most of our investment portfolio is short-term in nature, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Our convertible notes have fixed interest rates, thus a hypothetical 100 basis point increase in interest rates would not impact interest expense.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. To date, we have been able to substantially offset higher product costs by increasing our product selling prices. If our product costs became subject to significant future inflationary pressures, then we may not be able to fully offset these higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Risk

We are subject to risks associated with transactions that are denominated in currencies other than our functional currency and the effects of translating amounts denominated in a foreign currency to the U.S. dollar as a normal part of our reporting process. The functional currency of the majority of our foreign subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in other income, net, on our consolidated statements of operations. One of our European subsidiaries utilizes Euros as their functional currency, which results in a translation adjustment that we include as a component of accumulated other comprehensive income. For any of the periods presented, we did not have material impact from exposure to foreign currency fluctuation. As we grow our operations, our exposure to foreign currency risk will likely become more significant.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Impinj, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Impinj, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 9, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory valuation

Description of the Matter	The Company's inventory totaled $85 million as of December 31, 2025. As explained in Note 2 to the consolidated financial statements, the Company determines the appropriate value of all inventory in each reporting period. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.
	Auditing management's estimates for excess and obsolete inventory involved judgment because the estimates are affected by market and economic conditions outside the Company's control.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory reserve estimate. This included management's identification of items which may be excess or obsolete and the determination of the net realizable value for those items.
	To test the Company's estimates for excess and obsolete inventory, we tested the accuracy and completeness of underlying data used in management's excess and obsolete inventory valuation assessment. This included evaluating inventory levels compared to historical sales and product life cycles. We assessed the historical accuracy of management's estimates and performed sensitivity analyses to evaluate the changes in the excess and obsolete inventory estimates that would result from changes in the underlying estimates. Finally, we assessed sources of contrary information which could indicate a decline in future demand relative to historical periods, including external sources of overall industry trends.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Seattle, Washington
February 9, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Impinj, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Impinj, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Impinj, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of **operations,** comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 9, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington
February 9, 2026

Impinj, Inc.
Consolidated Balance Sheets
(in thousands, except par value)

		December 31, 2025		December 31, 2024
Assets:				
Current assets:				
Cash and cash equivalents	$	48,206	$	46,053
Short-term investments		127,130		118,661
Accounts receivable, net		70,785		56,802
Inventory		84,961		99,346
Prepaid expenses and other current assets		8,135		5,536
Total current assets		339,217		326,398
Long-term investments		103,766		74,871
Property and equipment, net		50,290		50,610
Intangible assets, net		9,501		10,291
Operating lease right-of-use assets		20,896		7,142
Other non-current assets		795		1,045
Goodwill		20,721		18,723
Total assets	$	545,186	$	489,080
Liabilities and stockholders' equity:				
Current liabilities:				
Accounts payable	$	13,614	$	17,254
Accrued compensation and employee related benefits		9,936		22,309
Accrued and other current liabilities		3,664		2,684
Current portion of operating lease liabilities		776		3,589
Current portion of long-term debt		96,745		283,493
Current portion of deferred revenue		1,791		1,848
Total current liabilities		126,526		331,177
Long-term debt		184,141		—
Operating lease liabilities, net of current portion		22,536		5,719
Deferred tax liabilities, net		2,062		2,200
Deferred revenue, net of current portion		690		120
Total liabilities		335,955		339,216
Commitments and contingencies (Note 12)				
Stockholders' equity:				
Preferred stock, $0.001 par value — 5,000 shares authorized, no shares issued and outstanding at December 31, 2025 and 2024		—		—
Common stock, $0.001 par value — 495,000 shares authorized, 30,222 and 28,504 shares issued and outstanding at December 31, 2025 and 2024, respectively		30		29
Additional paid-in capital		606,852		541,090
Accumulated other comprehensive income (loss)		2,509		(1,942)
Accumulated deficit		(400,160)		(389,313)
Total stockholders' equity		209,231		149,864
Total liabilities and stockholders' equity	$	545,186	$	489,080

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 361,075	$ 366,087	$ 307,539
Cost of revenue	171,398	177,232	155,557
Gross profit	189,677	188,855	151,982
Operating expenses:			
Research and development	102,615	98,829	88,562
Sales and marketing	36,530	40,579	41,123
General and administrative	49,192	51,802	60,828
Amortization of intangibles	2,077	2,902	4,953
Restructuring costs	—	1,812	—
Total operating expenses	190,414	195,924	195,466
Loss from operations	(737)	(7,069)	(43,484)
Other income, net	9,214	7,937	4,644
Income from settlement of litigation	—	45,000	—
Induced conversion expense	(15,026)	—	—
Interest expense	(4,367)	(4,873)	(4,848)
Income (loss) before income taxes	(10,916)	40,995	(43,688)
Income tax benefit (expense)	69	(157)	322
Net income (loss)	$ (10,847)	$ 40,838	$ (43,366)
Net income (loss) per share — basic	$ (0.37)	$ 1.46	$ (1.62)
Net income (loss) per share — diluted	$ (0.37)	$ 1.39	$ (1.62)
Weighted-average shares outstanding — basic	29,283	27,953	26,752
Weighted-average shares outstanding — diluted	29,283	29,471	26,752

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ (10,847)	$ 40,838	$ (43,366)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on investments	895	(515)	1,198
Foreign currency translation adjustment	3,556	(1,782)	406
Total other comprehensive income (loss)	4,451	(2,297)	1,604
Comprehensive income (loss)	$ (6,396)	$ 38,541	$ (41,762)

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	26,098	$ 26	$ 403,599	$ (386,785)	$ (1,249)	$ 15,591
Issuance of common stock	1,041	1	8,736	—	—	8,737
Stock-based compensation	—	—	47,986	—	—	47,986
Net loss	—	—	—	(43,366)	—	(43,366)
Equity issuance for Voyantic acquisition (Note 6)	27	—	3,579	—	—	3,579
Other comprehensive income	—	—	—	—	1,604	1,604
Balance at December 31, 2023	27,166	$ 27	$ 463,900	$ (430,151)	$ 355	$ 34,131
Issuance of common stock	1,338	2	20,278	—	—	20,280
Stock-based compensation	—	—	56,546	—	—	56,546
Restructuring equity modification expense	—	—	366	—	—	366
Net income	—	—	—	40,838	—	40,838
Other comprehensive loss	—	—	—	—	(2,297)	(2,297)
Balance at December 31, 2024	28,504	$ 29	$ 541,090	$ (389,313)	$ (1,942)	$ 149,864
Issuance of common stock	907	—	11,795	—	—	11,795
Stock-based compensation	—	—	55,263	—	—	55,263
RSU tax withholding	—		(3,171)			(3,171)
Induced conversion on 2021 Notes (Note 8)	811	1	13,085			13,086
Premiums paid for capped calls (Note 8)	—	—	(11,210)	—	—	(11,210)
Net loss	—	—	—	(10,847)	—	(10,847)
Other comprehensive income	—	—	—	—	4,451	4,451
Balance at December 31, 2025	30,222	$ 30	$ 606,852	$ (400,160)	$ 2,509	$ 209,231

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating activities:			
Net income (loss)	$ (10,847) $	40,838 $	(43,366)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	15,040	13,588	13,623
Stock-based compensation	55,263	56,546	47,986
Restructuring equity modification expense	—	366	—
Accretion of discount or amortization of premium on investments	(2,339)	(1,122)	(1,637)
Amortization of debt issuance costs	1,797	1,638	1,611
Induced conversion expense related to convertible notes	15,026	—	—
Deferred tax expense	(396)	(567)	(931)
Revaluation of acquisition-related contingent consideration liability	—	986	1,570
Changes in operating assets and liabilities, net of amounts acquired:			
Accounts receivable	(13,726)	(1,999)	(3,713)
Inventory	14,488	(2,220)	(49,577)
Prepaid expenses and other assets	(727)	227	1,625
Accounts payable	(3,376)	9,270	(12,303)
Accrued compensation and employee related benefits	(12,512)	13,855	(1,119)
Accrued and other liabilities	984	244	(591)
Acquisition-related contingent consideration liability	—	(2,556)	—
Operating lease right-of-use assets	2,510	2,560	2,607
Operating lease liabilities	(2,812)	(3,392)	(3,308)
Deferred revenue	373	48	(1,859)
Net cash provided by (used in) operating activities	58,746	128,310	(49,382)
Investing activities:			
Purchases of investments	(202,771)	(202,063)	—
Proceeds from sales of investments	12,937	—	13,372
Proceeds from maturities of investments	154,680	26,605	144,401
Proceeds from sale of property and equipment	—	—	234
Purchases of intangible assets	—	—	(250)
Purchases of property and equipment	(12,861)	(17,112)	(18,592)
Business acquisitions, net of cash acquired	—	—	(23,357)
Net cash provided by (used in) investing activities	(48,015)	(192,570)	115,808
Financing activities:			
Proceeds from issuance of 2025 Notes, net of issuance costs	183,658	—	—
Premiums paid for capped call transactions	(11,210)	—	—
Payment of 2021 Notes	(190,000)	—	—
Proceeds from exercise of stock options and employee stock purchase plan	11,795	20,281	8,736
Payments of taxes on restricted stock units	(3,171)	—	—
Payment of acquisition-related contingent consideration	—	(4,602)	—
Net cash provided by (used in) financing activities	(8,928)	15,679	8,736
Effect of exchange rate changes on cash and cash equivalents	350	(159)	34
Net increase (decrease) in cash and cash equivalents	2,153	(48,740)	75,196
Cash and cash equivalents			
Beginning of period	46,053	94,793	19,597
End of period	$ 48,206 $	46,053 $	94,793

Supplemental disclosure of cashflow information:

Cash paid for interest	$	2,837	$	3,234	$	3,234
Purchases of property and equipment not yet paid		450		763		1,417
Lease liabilities arising from obtaining ROU Assets		16,762		—		1,138
26,396 shares of common stock issued for Voyantic Oy acquisition		—		—		3,579
Acquisition-related contingent consideration liability		—		—		6,172

The accompanying notes are an integral part of these consolidated financial statements.

IMPINJ, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Impinj, Inc., a Delaware corporation, is headquartered in Seattle, Washington. The Impinj platform wirelessly connects items and delivers data about the connected items to business and consumer applications. Impinj generates revenue from enterprise solutions that use our platform's constituent elements — endpoint ICs, reader ICs, readers, gateways and tag production systems — as well as from development, service and license agreements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include Impinj, Inc. and its wholly owned subsidiaries. We have eliminated intercompany balances and transactions in consolidation. We have prepared these consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP.

All numbers in the consolidated financial statements are rounded to the nearest thousand, except for per share data, and numbers in the notes to the consolidated financial statements are rounded to the nearest million.

Use of Estimates

Preparing financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and related disclosures as of the date of the financial statements, as well as the reported revenue and expenses during the periods presented. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, sales incentives, the fair value of assets acquired, liabilities assumed, contingent consideration in business combinations, inventory excess and obsolescence and income taxes. To the extent there are material differences between our estimates, judgments or assumptions and actual results, our financial statements will be affected.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to credit-risk concentration, comprise primarily cash equivalents, investments and accounts receivable. We place our cash and cash equivalents and investments with major financial institutions, which management assesses to be of high credit quality, to limit our investment exposure. We extend credit to customers based on our evaluation of the customer's financial condition and generally do not require collateral. The following tables present total revenue and accounts receivable concentration for the indicated periods as of the dates presented:

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Customer A	34%	28%	33%
Customer B	15	15	*
Customer C	12	17	11
	61%	60%	44%

* Customer accounted for less than 10% of total revenue in the period.

	As of December 31,	
	2025	2024
Accounts Receivable:		
Customer A	13%	22%
Customer B	39	22
Customer C	12	17
	64%	61%

Concentration of Supplier Risk

We outsource the manufacturing and production of our hardware products to a small number of suppliers. We believe other suppliers could provide similar products on comparable terms if needed. However, a supplier change could delay manufacturing and cause a sales loss, which would adversely affect our operating results.

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions. Cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present minimal risk of changes in value with changes in interest rates. Our cash equivalents are solely investments with an original or remaining maturity of three months or less at the date of purchase. We regularly maintain cash amounts exceeding federally insured limits at financial institutions.

Investments

Our investments comprise fixed income securities, including U.S. government securities, corporate notes and bonds, and commercial paper. The contractual maturities of some of our available-for-sale, or AFS, debt securities exceed a year and are classified as long-term investments on our balance sheet. We carry AFS debt securities at fair value with unrealized gains and losses reported as a component of other comprehensive income (loss). Our investments are subject to a periodic impairment review. We recognize an impairment charge when a decline in fair value of an investment below the cost basis is determined to be other-than-temporary. Factors we consider in determining whether a loss is temporary include the extent and length of time the investment's fair value has been lower than its cost basis, the financial condition and near-term prospects of the investee, our intent to sell the security and whether or not we will be required to sell the security prior to the expected recovery of the investment's amortized cost basis. No such impairment changes were recorded during the years ended December 31, 2025, 2024 and 2023. See Note 3 tables for the cost or amortized cost, gross unrealized gains, gross unrealized losses and total estimated fair value of our financial assets as of December 31, 2025 and 2024.

Fair Value Measurement

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

- Level 3 — Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which are internally developed, and considers risk premiums that a market participant would require.

We do not have any financial assets or liabilities in Level 3 as of December 31, 2025 or 2024.

We applied the following methods and assumptions in estimating our fair value measurements:

Cash Equivalents — Cash equivalents comprise highly liquid investments, including money market funds with original maturities of less than three months at the acquisition date. We record the fair value measurement of these assets based on quoted market prices in active markets.

Investments — Our investments comprise fixed income securities, which include U.S. government agency securities, corporate notes and bonds, commercial paper and treasury bills. The fair value measurement of these assets is based on observable market-based inputs or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

Long-term Debt —See Note 8 for the carrying amount and estimated fair value of the Notes.

Contingent Consideration — The contingent consideration liability is related to our acquisition of Voyantic Oy (see Note 6: Goodwill and Intangible Assets). We paid the contingent consideration amount of $7.2 million in second-quarter 2024.

Accounts Receivable and Allowances

Accounts receivable comprises amounts billed and currently due from customers, net of allowances for doubtful accounts, sales returns and price exceptions.

The allowance for doubtful accounts is our best estimate of the amount of probable lifetime-expected credit losses in existing accounts receivable and is determined based on our historical collections experience, age of the receivable, knowledge of the customer and the condition of the general economy and industry as a whole. We record changes in our estimate of the allowance for doubtful accounts through bad debt expense and write off the receivable and corresponding allowance when accounts are ultimately determined to be uncollectible. We include bad debt expense in general and administrative expenses. For the periods presented in this report, bad debt expense and the allowance for doubtful accounts were not material.

We derive most of our accounts receivable from sales to original equipment manufacturers, or OEMs, original design manufacturers, ODMs, solution providers and distributors who are large, well-established companies. We do not have customers that represent a significant credit risk based on current economic conditions and past collection experience. Also, we have not had material past-due balances on our accounts receivable as of December 31, 2025 or 2024.

The allowance for sales returns and price exceptions is our best estimate based on our historical experience and currently available evidence. We record changes in our estimate of the allowance for sales returns and price exceptions through revenue, and relieve the allowance when we receive product returns or process claims for price exceptions. The following table summarizes our allowance for sales returns (in thousands):

	Balance at Beginning of Year	Additional Reserve	Applied Sales Return	Balance at End of Year
Allowance for sales returns and price exceptions:				
During year ended December 31, 2025	$ 770	$ 837	$ (1,295)	$ 312
During year ended December 31, 2024	677	2,248	(2,155)	770
During year ended December 31, 2023	605	2,912	(2,840)	677

Inventory

We state inventories at the lower of cost or estimated net realizable value using the first-in, first-out method. Inventories comprise raw materials, work-in-process and finished goods. We continuously assess our inventory value and write down its value for estimated excess and obsolete inventory. This evaluation includes an analysis of inventory on hand, current and forecasted demand, product development plans and market conditions. If future demand or market conditions are less favorable than our projections, or our product development plans change from current expectations, then a write-down of excess or obsolete inventory may be required and is reflected in cost of goods sold in the period the updated information is known.

Excess and obsolescence charges had an immaterial impact on our 2025, 2024 and 2023 gross margin.

Property and Equipment

We record property and equipment at cost and depreciate it using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Category	Useful Life
Machinery and equipment	1 to 10 years
Computer equipment and software	3 to 5 years
Furniture and fixtures	3 to 7 years
Equipment acquired under finance leases	3 to 7 years
Leasehold improvements	Shorter of remaining lease term or expected useful life

We charge maintenance and repair costs to expense when incurred. We capitalize major improvements, which extend the useful life of the related asset. Upon disposal of a fixed asset, we record a gain or loss based on the differences between the proceeds received and the net book value of the disposed asset.

Other Assets

Other assets comprise primarily capitalized implementation costs from cloud computing arrangements and security deposits. We capitalize eligible costs associated with cloud computing arrangements over the term of the arrangement, plus reasonably certain renewals, and recognize those costs on a straight-line basis in the same line item in the consolidated statement of operations as the expense for fees associated with the cloud computing arrangement. Cloud computing arrangement costs, included in prepaid expenses and other current assets, were $0.4 million and $0.4 million, and other non-current assets were $0.7 million and $1.0 million, as of December 31, 2025 and 2024, respectively. Amortization expense associated with the cloud computing arrangements was $0.4 million for 2025, $0.4 million for 2024, and $0.5 million for 2023. We present cash flows related to capitalized implementation costs in cash flows used in operating activities.

Business Combinations and Intangible Assets Including Goodwill

We account for business combinations using the acquisition method which involves allocating the purchase price paid to assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the fair value of purchase consideration over the fair value of the identifiable assets and liabilities is recorded as goodwill. While we use our best estimates and assumptions to accurately estimate the fair value of assets acquired, liabilities assumed and the contingent consideration liability, our estimates are inherently uncertain. These estimates include, but are not limited to, estimates of future revenue, revenue growth rates, discount rates, underlying product or technology life cycles and expenses necessary to support the acquired technology, and estimated sales cycle for customer relationships. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.

We review assumptions related to the fair value of the contingent consideration each reporting period until the contingency is satisfied. We recognize the change in fair value of the contingent consideration liability in "General and administrative" expense on the consolidated statements of operations for the period in which the fair value changes.

We assess the impairment of goodwill on an annual basis, during the fourth quarter, or otherwise when events or changes in circumstances indicate that goodwill may be impaired.

We amortize identifiable intangible assets with finite lives over their useful lives on a straight-line basis.

We expense acquisition-related costs, including advisory, legal, accounting, valuation and other similar costs in the periods in which the costs are incurred.

Revenue Recognition

We generate revenue primarily from sales of hardware products. We also generate revenue from software, extended warranties, enhanced maintenance, support services and nonrecurring engineering, or NRE, development services, none of which are material.

We recognize revenue when we transfer control of the promised goods or services to our customers, which for hardware sales is generally at the time of product shipment as determined by agreed-upon shipping terms. We measure revenue based on the amount of consideration we expect to be entitled-to in exchange for those goods or services. We expect the period between when we transfer control of promised goods or services and when we receive payment to be one year or less, and that expectation is consistent with our historical experience. As such, we do not adjust our revenue for the effects of a significant financing component. We recognize any variable consideration, which comprises primarily sales incentives, as revenue reduction at the time of revenue recognition. We estimate sales incentives based on our historical experience and current expectations at the time of revenue recognition and update them at the end of each reporting period as additional information becomes available.

Our reader and gateway products are highly dependent on embedded software and cannot function without this embedded software. We account for the hardware and embedded software as a single performance obligation and recognize revenue when control is transferred.

Our customer contracts with multiple performance obligations generally include a combination of hardware products, extended warranty, enhanced maintenance and support services. For these contracts, we account for individual performance obligations separately if they are distinct. We allocate the transaction price to the separate performance obligations on a relative standalone selling-price basis. In instances where the standalone selling price is not directly observable, such as when we do not sell the product or service separately, we determine the standalone selling price using one, or a combination of, the adjusted market assessment or expected cost-plus margin. We defer amounts allocated to extended warranty and enhanced maintenance sold with our reader and gateway products and recognize them on a straight-line basis over the term of the arrangement, which is typically from one to three years. We defer amounts allocated to support services sold with our reader and gateway products and recognize them when we transfer control of the promised services to our customers.

Revenue generated from licensing our intellectual property is governed by licensing agreements. We recognize revenue from licensing the right to use functional intellectual property at the point in time the control of the license transfers to the customer, which is generally upon delivery, or as usage occurs.

If a customer pays consideration before we transfer a good or service under the contract, then we classify those amounts as contract liabilities or deferred revenue. We recognize contract liabilities as revenue when we transfer control of the promised goods or services to our customers.

Payment terms typically range from 30 to 120 days. We present revenue net of sales tax in our consolidated statements of operations. We include shipping charges billed to customers in revenue and the related shipping costs in cost of revenue.

Practical Expedients and Exemptions: We expense sales commissions when incurred because we expect the amortization period to be one year or less. We record these costs within sales and marketing expenses. We do not disclose the value of unsatisfied performance obligations for (1) contracts with an original expected length of one year or less and (2) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Product Warranties

We provide limited warranty coverage for most products, generally ranging from a period of 90 days to one year from the date of shipment. We record a liability for the estimated cost of these warranties based on historical claims, product failure rates and other factors when we recognize the related revenue. We review these estimates periodically and adjust our warranty reserves when actual experience differs from historical estimates or when other information becomes available. The warranty liability primarily includes the anticipated cost of materials, labor and shipping necessary to repair or replace the product. Accrued warranty costs in 2025, 2024 and 2023 were not material.

Leases

We determine, at inception, whether an arrangement is or contains a lease. Right-of-use, or ROU, assets represent our right to use an identified asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease ROU assets and liabilities at commencement date based on the present value of future lease payments over the lease term, reduced by landlord incentives. We use an incremental borrowing rate in determining the present value of future lease payments because our operating leases do not provide an implicit rate. Our incremental borrowing rate is based on a credit-adjusted risk-free rate, which best approximates a secured rate over a similar term of lease. We recognize lease expense for lease payments on a straight-line basis over the lease term. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. We expense variable lease costs on the consolidated statements of operations as incurred. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

We have various noncancellable operating lease agreements for office, warehouse and research and development space in the United States, Taiwan and Finland, with expiration dates from 2026 to 2038. Certain of these arrangements have free or escalating rent payment provisions and optional renewal and termination clauses that we factor into the classification and measurement of the lease when appropriate. These lease agreements typically include lease and non-lease components and are generally accounted for as a single lease component. We consider variable CAM expenses for real estate leases as non-lease components.

We do not record leases with an initial term of 12 months or less on our consolidated balance sheet; we instead recognize lease expense for these leases on a straight-line basis over the lease term.

Research and Development Costs

Research and development expense comprises primarily personnel expenses (salaries, benefits and other employee related costs) and stock-based compensation expense for our product-development personnel; external consulting and service costs; prototype materials; other new-product development costs; and an allocated portion of infrastructure costs which include occupancy, depreciation and software costs.

Foreign Currency

We translate the assets and liabilities of our non-U.S. dollar functional currency subsidiary into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for this subsidiary are translated using rates that approximate those in effect during the period. We recognize gains and losses from these translations as a component of accumulated other comprehensive income (loss) in stockholders' equity. Our subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities at exchange rates in effect at the end of each period, and non-monetary assets and liabilities at historical rates. We have included the gains or losses from foreign currency remeasurement in earnings.

Income Taxes

We use the asset and liability approach for accounting, which requires recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to be in effect when the assets and liabilities are recovered or settled. We recognize the effects of a change in tax rates on deferred tax assets and liabilities in the year of the enactment date. We determine deferred tax assets, including historical net operating losses and deferred tax liabilities, based on temporary differences between the book and tax bases of the assets and liabilities. We believe that it is currently more likely than not that our deferred tax assets will not be realized and, as such, we have recorded a full valuation allowance for these assets. We evaluate the likelihood of our ability to realize deferred tax assets in future periods on a quarterly basis, and if evidence indicates we will be able to realize some or all of our deferred tax assets then we will revise our valuation allowance accordingly.

We use a two-step approach for evaluating uncertain tax positions. First, we evaluate recognition, which requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes. If we consider a tax position more likely than not to be unsustained, then no benefits of the position are recognized. Second, we measure the uncertain tax position based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, then our net operating loss and credit carryforwards could be materially impacted.

Realizing the benefits of the NOLs and credit carryforwards depends on having sufficient taxable income in future years. We have established a valuation allowance against the carrying value of our deferred tax assets, as it is currently more likely than not we will be unable to realize these deferred tax assets. In addition, using NOLs and credits to offset future income subject to taxes may be subject to substantial annual limitations due to the "change in ownership" provisions of the Code and similar state provisions. Events that cause limitations in the amount of NOLs that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined by Code Sections 382 and 383, over a three-year period. Using our NOLs and tax credit carryforwards could be significantly reduced if a cumulative ownership change of more than 50% has occurred in our past or occurs in our future.

Stock-Based Compensation

We have various equity award plans or Plans for granting share-based awards to employees, consultants and non-employee Company directors. The Plans provide for granting several available forms of stock compensation such as restricted stock units, or RSUs, RSUs with performance conditions, or PSUs, and RSUs with market and service conditions, or MSUs and an employee stock purchase plan, or ESPP.

We measure stock-based compensation costs for all share-based awards at fair value on the measurement date, which is typically the grant date. We determine the fair value of RSUs and PSUs based on the closing price of our common stock at grant date. Additionally, for awards with a market condition, we use a Monte Carlo simulation model to estimate grant date fair value, which takes into consideration the range of possible stock price of total stockholder return outcomes.

Net Earnings (Loss) per Share

We compute net earnings (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. We have outstanding stock options, RSUs, PSUs, MSUs and an ESPP, each of which we include in our calculation of diluted net loss per share if their effect would be dilutive. We compute diluted net loss per share by considering all potential dilutive common stock equivalents outstanding for the period.

Recently Adopted Accounting Standards

In November 2023, the FASB released ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which amends reportable segment requirements, primarily through enhanced disclosures about significant segment expenses, including for public entities that have a single reportable segment. The standard is effective for fiscal years beginning after December 31, 2023 and interim periods within fiscal years beginning after December 31, 2024. We adopted ASU 2023-07 on January 1, 2024 and have made the necessary reportable segment disclosures (See Note 14—Segment Disclosures).

In December 2023, the FASB released ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which amends income tax disclosure requirements to enhance the transparency and decision usefulness for users of the financial statements. The standard is effective for fiscal years beginning after December 31, 2024. We adopted ASU 2023-09 on January 1, 2025 using the retrospective transition method. The financial statements have been adjusted to reflect the application of the new accounting guidance for all periods presented (See Note 7—Income Taxes).

In November 2024, the FASB released Accounting Standard Update ("ASU") 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20), which improves the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20, Debt - Debt with Conversion and Other Options. The standard is effective for fiscal years beginning after December 31, 2025, and early adoption is permitted. We early adopted ASU 2024-04 on January 1, 2025, using the prospective transition approach. As a result of our adoption, we accounted for the exchange of the 2021 Notes in September 2025 described below, as an induced conversion. See Note 8—Long term debt for additional details of this exchange transaction.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB released ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which amends disclosure requirements related to the disaggregation of income statement expenses in the notes to financial statements. The standard is effective for fiscal years beginning after December 31, 2026. We are currently evaluating any impact of this standard on our financial statement disclosures.

Note 3. Fair Value Measurements

The following table presents the balances of assets measured at fair value on a recurring basis, by level within the fair value hierarchy, as of the dates presented (in thousands):

	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:						
Money market funds	$ 21,209	$ —	$ 21,209	$ 1,097	$ —	$ 1,097
Total cash equivalents	21,209	—	21,209	1,097	—	1,097
Short-term investments:						
U.S. Government agency securities	—	7,480	7,480	—	3,929	3,929
U.S. Treasury securities	—	25,390	25,390	—	63,634	63,634
Corporate notes and bonds	—	67,962	67,962	—	32,305	32,305
Commercial paper	—	26,298	26,298	—	18,793	18,793
Total short-term investments	—	127,130	127,130	—	118,661	118,661
Long-term investments:						
U.S. Government agency securities	—	6,851	6,851	—	5,989	5,989
U.S. Treasury securities	—	—	—	—	2,492	2,492
Corporate notes and bonds	—	96,915	96,915	—	66,390	66,390
Total long-term investments	—	103,766	103,766	—	74,871	74,871
Total	$ 21,209	$ 230,896	$ 252,105	$ 1,097	$ 193,532	$ 194,629

The following table presents additional information about liabilities measured at fair value for which the Company utilizes Level 3 inputs to determine fair value during fiscal year 2024. We do not have any financial assets or liabilities in Level 3 as of December 31, 2025 or 2024.

	December 31, 2024
Balance as of January 1	$ 6,180
Addition of contingent consideration liability due to acquisition	986
Change in fair value of contingent consideration liability due to remeasurement	—
Contingent consideration payment made	(7,166)
Balance as of December 31	$ —

We recorded the contingent consideration related to the Voyantic Oy acquisition at its fair value using unobservable inputs and used the Monte Carlo simulation option pricing framework, incorporating contractual terms and assumptions regarding financial forecasts, discount rates and volatility of forecasted revenue and gross margins. A decrease in estimated revenue and gross margins or an increase in the discount rate would decrease the fair value of the contingent consideration liability. The estimated revenue and gross margins are not interrelated inputs. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations is management's responsibility with the assistance of a third-party valuation specialist. During the year ended December 31, 2024 we remeasured the fair value of the contingent consideration liability based on updated inputs related to actual performance results and recorded an additional expense of $1.0 million, in general and administrative expense on the consolidated statement of operations. During second-quarter 2024, we paid the contingent consideration and as of December 31, 2025 and 2024, the contingent consideration is $0.

We expect short-term investments to mature within 1 year of the reporting date. We expect long-term investments to mature between 1 and 2 years from the reporting date. See Note 8 for the carrying amount and estimated fair value of our convertible senior notes due 2027 and 2029.

The following tables present the cost or amortized cost, gross unrealized gains, gross unrealized losses and total estimated fair value of our financial assets as of the dates presented (in thousands):

	December 31, 2025			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Description:				
Money market funds	$ 21,209	$ —	$ —	$ 21,209
U.S. Government agency securities	14,339	2	(10)	14,331
U.S. Treasury securities	25,378	17	(5)	25,390
Corporate notes and bonds	164,563	383	(69)	164,877
Commercial paper	26,285	14	(1)	26,298
Total	$ 251,774	$ 416	$ (85)	$ 252,105

	December 31, 2024			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Description:				
Money market funds	$ 1,097	$ —	$ —	$ 1,097
U.S. Government agency securities	9,933	1	(16)	9,918
U.S. Treasury securities	66,146	17	(37)	66,126
Corporate notes and bonds	99,215	—	(520)	98,695
Commercial paper	18,805	—	(12)	18,793
Total	$ 195,196	$ 18	$ (585)	$ 194,629

Marketable securities in a continuous loss position for less than 12 months had an estimated fair value of $74.9 million and unrealized losses of $0.1 million as of December 31, 2025. Marketable securities in a continuous loss position for less than 12 months had an estimated fair value of $142.8 million and unrealized losses of $0.6 million as of December 31, 2024. Marketable securities in a continuous loss position for greater than 12 months had an estimated fair value of $8.5 million and immaterial unrealized losses as of December 31, 2025. We did not have any marketable securities in a continuous loss position for greater than 12 months as of December 31, 2024.

Unrealized losses from our fixed-income securities are primarily attributable to changes in interest rates and not to lower credit ratings of the issuers. In determining whether an unrealized loss is other-than-temporary, for the periods presented, we determined we do not have plans to sell the securities nor is it more likely than not that we would be required to sell the securities before their anticipated recovery.

Note 4. Inventory

The following table presents the detail of inventories as of the dates presented (in thousands):

	December 31, 2025	December 31, 2024
Raw materials	$ 19,721	$ 14,040
Work-in-process	24,648	52,028
Finished goods	40,592	33,278
Total inventory	$ 84,961	$ 99,346

Note 5. Property and Equipment

The following table presents property and equipment details as of the dates presented (in thousands):

	December 31, 2025		December 31, 2024	
Machinery and equipment	$	82,701	$	72,439
Computer equipment and software		3,730		3,335
Furniture and fixtures		1,329		1,369
Equipment acquired under finance leases		1,727		1,727
Leasehold improvements		14,410		13,690
Total property and equipment, gross		103,897		92,560
Less: Accumulated depreciation		(53,607)		(41,950)
Total property and equipment, net	$	50,290	$	50,610

Depreciation expense, which includes amortization of finance lease assets, was $13.0 million, $10.7 million and $8.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. We did not acquire any property and equipment under finance leases for the years ended December 31, 2025 or 2024.

Note 6. Goodwill and Intangible Assets

On April 3, 2023, we acquired all of the outstanding equity of Voyantic Oy for an aggregate purchase price of $32.7 million. Our acquisition of Voyantic Oy adds tag design, manufacturing, test, encoding and commissioning, or collectively tag production systems, to our systems offerings, to advance the quality, reliability and readability of partner inlays. The consideration comprised (i) $3.6 million in shares of our common stock valued using the market price on the date of the acquisition, (ii) $4.6 million in deferred payments contingent upon revenue and gross margin performance over a one-year period from the acquisition date, and (iii) the remainder in cash paid at closing.

We recorded the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. We recorded the excess of the purchase price over the assets acquired and liabilities assumed as goodwill. The fair value of net assets acquired, goodwill, intangible assets and deferred tax liability were $2.4 million, $15.6 million, $18.4 million and $3.7 million, respectively. The goodwill amount represents synergies we expect to realize from the business combination and assembled workforce. We allocated the goodwill to our one reporting unit and reportable segment. The acquired goodwill and intangible assets were not deductible for tax purposes.

The transaction-related costs for the acquisition were $1.0 million for the year ended December 31, 2024. Transaction expenses and contingent consideration expense are included in general and administrative expense in the consolidated statements of operations.

This acquisition did not have a material impact on our reported revenue or net loss amounts for any period presented; therefore, we have not presented historical and pro forma disclosures.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for under the purchase method of accounting. The following table presents goodwill as of December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,			
	2025		2024	
Balance at beginning of period	$	18,723	$	19,696
Foreign currency translation adjustment		1,998		(973)
Total	$	20,721	$	18,723

As of December 31, 2025, intangible assets comprised the following (in thousands):

	Estimated Useful Life in Years	Gross Carrying Amount		Accumulated Amortization		Net	
Definite-lived intangible assets:							
Developed Technology	7.25	$	13,868	$	(5,261)	$	8,607
Patent	3		250		(205)		45
Tradename	8		1,293		(444)		849
Total definite-lived intangible assets [1]		$	15,411	$	(5,910)	$	9,501

(1) Foreign intangible asset carrying amounts are affected by foreign currency translation

We amortize identifiable intangible assets with finite lives over their useful lives on a straight-line basis. The weighted-average life of our intangible assets is approximately seven years. Amortization expense of intangible assets was $2.1 million and $2.9 million for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the estimated intangible asset amortization expense for the next five years and thereafter is as follows:

	Estimated Amortization (in thousands)	
2026	$	2,120
2027		2,074
2028		2,074
2029		2,074
2030		1,118
Thereafter		41
Total	$	9,501

Note 7. Income Taxes

We are subject to federal and state income taxes in the United States and foreign jurisdictions.

The following table presents U.S. and foreign components of income (loss) before income taxes (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
U.S.	$	(9,263)	$	41,729	$	(40,349)
Foreign		(1,653)		(734)		(3,339)
Income (loss) before income taxes	$	(10,916)	$	40,995	$	(43,688)

The following table presents income taxes paid, net of refunds received (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
U.S. - Federal	$ —	$ —	$ —
U.S. - State			
Alabama	2	40	—
Texas	129	164	49
Other State	15	18	22
Total U.S. - State	146	222	71
Foreign			
Brazil	318	217	253
Finland	—	208	89
United Kingdom	116	41	50
Other Foreign	53	31	44
Total Foreign	487	497	436
Total Income Taxes Paid	$ 633	$ 719	$ 507

The following table presents the detail of income tax benefit (expense) for the periods presented (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
U.S. - Federal	$ —	$ —	$ —
U.S. - State	(32)	(212)	(163)
Foreign	(295)	(512)	(446)
Total current taxes	(327)	(724)	(609)
Deferred:			
U.S. - Federal	—	—	(53)
U.S. - State	(3)	3	—
Foreign	399	564	984
Total deferred taxes	396	567	931
U.S. - Federal	—	—	(53)
U.S. - State	(35)	(208)	(163)
Foreign	104	51	538
Total income tax benefit (expense)	$ 69	$ (157)	$ 322

We have not recorded a liability for U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2025 because we intend to permanently reinvest the earnings outside the United States. We expect the amount of the unrecognized deferred tax liability, if incurred, to be immaterial.

The following table presents a reconciliation of the federal statutory rate and our effective tax rate for the periods presented:

	Year Ended December 31,					
	2025		2024		2023	
At Statutory Rate	$ (2,292)	21.0%	$ 8,609	21.0%	$ (9,174)	21.0%
State Income Taxes, net of Federal Effect	28	(0.3)	165	0.4	129	(0.3)
Change in Valuation Allowance	6,761	(61.9)	12,159	29.7	18,167	(41.6)
Nontaxable or Nondeductible Items						
Equity Compensation	(3,785)	34.7	(15,480)	(37.8)	(4,531)	10.4
Debt Issuance Costs	(407)	3.7	—	—	—	—
Other Nondeductible Items	117	(1.1)	252	0.6	752	(1.7)
Inducement Premium	3,155	(28.9)	—	—	—	—
Changes in Tax Laws or Rates	—	—	—	—	—	—
Tax Credits						
R&D Credits	(5,049)	46.3	(8,223)	(20.1)	(8,137)	18.6
Other Tax Credits	6	(0.1)	15	—	—	—
Cross-Border Tax Laws						
Foreign Inclusions	(108)	1.0	501	1.2	239	(0.6)
Worldwide Changes in UTB	1,262	(11.6)	2,056	5.0	2,034	(4.7)
Other	—	—	—	—	35	(0.1)
Foreign Tax Effects						
Brazil						
Nondeductible Item	218	(2.0)	151	0.4	101	(0.2)
Other Brazil	44	(0.4)	25	0.1	56	(0.1)
Other Foreign Jurisdictions	(19)	0.2	(73)	(0.2)	7	(0.02)
	$ (69)	0.6%	$ 157	0.4%	$ (322)	0.7%

In 2025, state and local income taxes in North Carolina and Kentucky comprise the majority of state and local income taxes, net of federal effect. Texas comprised the majority of our 2023 and 2024 state and local income taxes, net of federal effect.

We continue to maintain a full valuation allowance against our net deferred tax assets in the U.S. but recognize deferred income tax expense (benefit) due to the change in the indefinite deferred tax liability related to goodwill, which is partially offset by indefinite tax attributes.

Deferred federal, state and foreign income taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes.

The following table presents the significant components of our deferred tax assets and liabilities as of the dates presented (in thousands):

	December 31, 2025		December 31, 2024	
Net operating loss carryforwards	$	58,720	$	40,760
Credit carryforwards		32,903		29,123
Capitalized research and development		35,185		46,318
Operating lease liabilities		4,873		1,873
Allowances		1,358		4,323
Deferred revenue		129		15
Stock-based compensation		4,584		5,753
Inventory cost capitalization		1,266		1,655
Other		16		—
Deferred tax assets		139,034		129,820
Less: Valuation allowance		(132,939)		(126,102)
Net deferred tax assets		6,095		3,718
Deferred tax liability:				
Goodwill		(823)		(820)
Depreciation and amortization		(2,973)		(3,683)
Operating lease ROU assets		(4,361)		(1,415)
Deferred tax liabilities		(8,157)		(5,918)
Net deferred tax liability	$	(2,062)	$	(2,200)

Realizing deferred tax assets depends on us generating future taxable income, the timing and amount of which are uncertain. We have provided a full valuation allowance against the net deferred tax assets as of December 31, 2025 and 2024 because, based on the weight of available evidence, it is more likely than not we will be unable to realize the deferred tax assets.

As required under ASU 2023-09, the Company has included only the portion of the valuation allowance related to US federal deferred tax assets in the "change in valuation allowance" line of the rate reconciliation.

The following table presents a reconciliation of the total change in the valuation allowance (in thousands):

	December 31, 2025		December 31, 2024	
Beginning Balance	$	(126,102)	$	(114,040)
Change charged to income tax expense		(6,837)		(12,062)
Ending Balance	$	(132,939)	$	(126,102)

We have accumulated federal tax losses of approximately $275.8 million and $190.3 million, respectively, as of December 31, 2025 and 2024, which are available to reduce future taxable income. The Tax Cuts and Jobs Act, or TCJA, enacted on December 22, 2017 altered the carryforward period for federal net operating losses and as a result, all net operating losses generated in 2018 and forward have an indefinite life. Of the net operating losses reported, we have accumulated $226.6 million with an indefinite life as of December 31, 2025. We have accumulated state tax losses of approximately $17.8 million and $18.8 million as of December 31, 2025 and 2024, respectively. We also have net research and development credit carryforwards of $43.7 million and $38.7 million as of December 31, 2025 and 2024, respectively, which are available to reduce future tax liabilities.

H.R.1, enacted on July 4, 2025, introduced notable changes to the U.S. Internal Revenue Code, including immediate expensing of domestic Section 174 costs. Section 174 costs are expenditures which represent research and development costs that are incident to the development or improvement of a product, process, formula, invention, computer software, or technique. As previously required under the Tax Cuts and Jobs Act, we capitalized research and development expenditures in the years ended December 31, 2022 through December 31, 2024. With the enactment of H.R.1, we began deducting domestic Section 174 costs in 2025. As of December 31, 2025, we have a deferred tax asset of $35.2 million related to capitalized Section 174 expenditures.

The pre-2018 federal and state tax losses and federal research and development credit carryforwards began expiring in 2020. Under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an ownership change, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income or income tax liability may be limited. We have completed a formal IRC Section 382 study through December 31, 2025 and the attributes disclosed in this footnote reflect the conclusion of that study. However, subsequent ownership changes may affect the limitation in future years.

We are currently not under audit in any tax jurisdiction. Tax years from 2007 through 2025 are currently open for audit by federal and state taxing authorities.

We establish reserves for tax positions based on estimates of whether, and the extent to which, additional taxes will be due. We establish the reserves when we believe that our tax-return positions might be challenged by taxing authorities, despite our belief that our tax return positions are fully supportable.

The following table presents the total balance of unrecognized tax benefits as of the dates presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ 9,696	$ 7,640	$ 5,606
Gross increase to tax positions in current periods	1,262	2,056	2,034
Balance at end of period	$ 10,958	$ 9,696	$ 7,640

As of December 31, 2025, we recorded a total amount of unrecognized tax benefit of $11.0 million as a reduction to the deferred tax asset. If recognized, this tax benefit would have no impact to our effective tax rate because we have a full valuation allowance. We record accrued interest and penalties related to unrecognized tax benefits as income tax expense and their value is zero.

Note 8. Long-term debt

In November 2021, we issued $287.5 million aggregate principal amount of convertible promissory notes due May 15, 2027 (the "2021 Notes") and in September 2025, we issued $190.0 million aggregate principal amount of convertible promissory notes due September 15, 2029 (the "2025 Notes" and collectively, the "Notes").

The following table presents the outstanding principal amount and carrying value of the Notes as of the dates indicated (in thousands):

	December 31, 2025			December 31, 2024		
	Principal Amount	Unamortized debt issuance costs	Net Carrying Amount	Principal Amount	Unamortized debt issuance costs	Net Carrying Amount
2021 Notes	$ 97,498	$ (753)	$ 96,745	$ 287,500	$ (4,007)	$ 283,493
2025 Notes	190,000	(5,859)	184,141	—	—	—
Total Debt	$ 287,498	$ (6,612)	$ 280,886	$ 287,500	$ (4,007)	$ 283,493
Short-term Debt	97,498	(753)	96,745	287,500	(4,007)	283,493
Long-term Debt	$ 190,000	$ (5,859)	$ 184,141	—	—	—

Further details of the Notes are as follows:

Issuance	Maturity Date	Interest Rate	First Interest Payment Date	Effective Interest Rate	Semi-Annual Interest Payment Dates	Initial Conversion Rate per $1,000 Principal	Initial Conversion Price		Number of Shares (in millions)
2021 Notes	May 15, 2027	1.125%	May 15, 2022	1.72%	May 15; November 15	9.0061	$	111.04	0.9
2025 Notes	September 15, 2029	0%	N/A	0.84%	N/A	3.7398	$	267.39	0.7

The Notes are senior unsecured obligations, do not contain any financial covenants. Each series of Notes is governed by an indenture (collectively, the "Indentures"). The 2025 Notes do not bear regular interest and the principal amount of the 2025 Notes does not accrete. The total net proceeds from the 2021 Notes and the 2025 Notes, after deducting initial debt issuance costs, fees and expenses, were $278.4 million and $183.6 million, respectively. We used approximately $183.6 million of the 2021 Notes net proceeds, excluding accrued interest, to repurchase approximately $76.4 million aggregate principal amount of convertible notes due 2026 (the "2019 Notes") through individual privately negotiated transactions concurrent with us offering the 2021 Notes. We used approximately $17.6 million, excluding accrued interest, to repurchase the remaining $9.9 million aggregate principal amount of the 2019 Notes in June 2022. We used the remainder of the net proceeds from the 2021 Notes for general corporate purposes. We used the 2025 Notes net proceeds, and cash on hand to exchange $190.0 million aggregate principal amount of the 2021 Notes for approximately $190.0 million in cash, representing the principal amount exchanged, and approximately 811,000 shares of our common stock, representing the exchange value in excess thereof, and also paid accrued and unpaid interest thereon, in privately negotiated transactions concurrently with the 2025 Notes offering.

Terms of the Notes

The holders of each series of Notes may convert their respective Notes at their option at any time prior to the close of business on the business day immediately preceding the respective conversion dates under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of our common stock, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the applicable series of Notes for each trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for such series of Notes on each such trading day;

- prior to the close of business on the second scheduled trading day immediately preceding the redemption date if we call the applicable series of Notes for redemption; or

- upon the occurrence of specified corporate events, as described in the Indenture governing the applicable series of Notes.

Regardless of the foregoing circumstances, holders may convert all or any portion of the 2021 Notes, in increments of $1,000 principal amount, on or after February 15, 2027, and may convert all or any portion of the 2025 Notes, in increments of $1,000 principal amount, on or after June 15, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date for the applicable series of Notes.

We may redeem all or any portion of the 2021 Notes for cash, at our option, on or after November 20, 2024, and all or any portion of the 2025 Notes for cash, at our option, on or after March 20, 2028, if the last reported sale price of our common stock has been at least 130% of the conversion price for the applicable series of Notes for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date for such Notes.

Holders who convert their Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the Indenture governing each series of Notes) are, under certain circumstances, entitled to an increase in the conversion rate for such Notes. Additionally in the event of a corporate event constituting a fundamental change (as defined in the Indenture governing each series of Notes), holders of the Notes may require us to repurchase all or a portion of their Notes of such series at a repurchase price equal to 100% of the principal amount of the Notes of such series being repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Our common stock exceeded 130% of the conversion price of the 2021 Notes for more than 20 trading days during the 30 consecutive trading days ended December 31, 2025. Accordingly, the 2021 Notes are convertible at the option of the holders as of December 31, 2025 and therefore, are classified as current portion of long-term debt on the consolidated balance sheet as of December 31, 2025. The "if-converted value" exceeded the principal amounts by $55.3 million based on the closing price of our common stock of $174.01 as of December 31, 2025.

Accounting for the Notes

We account for each series of Notes as a single liability measured at its amortized cost. We presented the 2021 Notes total issuance costs of $9.1 million as a direct deduction from the face amount of the 2021 Notes and amortized the issuance costs to interest expense over the respective term of the 2021 Notes using the effective interest rate method. We presented the 2025 Notes total issuance costs of $6.3 million as a direct deduction from the face amount of the 2025 Notes and amortized the issuance costs to interest expense over the respective term of the 2025 Notes using the effective interest rate method.

Interest expense related to the Notes was as follows (in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	Year Ended December 31, 2023
	2025 Notes	2021 Notes	2021 Notes	2021 Notes
Amortization of debt issuance costs	$ 483	$ 1,314	$ 1,639	$ 1,612
Cash interest expense	—	2,570	3,234	3,236
Total interest expense	$ 483	$ 3,884	$ 4,873	$ 4,848

Accrued interest related to the 2021 Notes as of December 31, 2025 and 2024 was $0.1 million and $0.4 million, respectively. There is no accrued interest for the 2025 Notes. We record accrued interest in accrued liabilities in our consolidated balance sheet.

We estimate the fair value of the 2021 Notes to be $159.1 million and $408.7 million as of December 31, 2025 and 2024, respectively, which we determined through consideration of quoted market prices. We estimate the fair value of the 2025 Notes to be $195.6 million as of December 31, 2025, which we determined through consideration of quoted market prices. The fair value for the Notes is classified as Level 2, as defined in Note 2.

Capped Call Transactions

In connection with issuing the 2019 Notes and the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial counterparties. The capped call transactions are generally expected to reduce the potential dilution to our common stock upon any conversion of the 2019 Notes or the 2025 Notes, and/or offset any cash payments we would be required to make in excess of the principal amount of converted 2019 Notes or 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. If, however, the market price per share of our common stock exceeds the cap price of the respective capped call transactions, then our stock would experience some dilution and/or such capped call transactions would not fully offset the potential cash payments, in each case, to the extent the then-market price per share of our common stock exceeds the cap price.

The capped call transactions entered into in connection with the 2019 Notes, remains outstanding even though we have repurchased the 2019 Notes, to reduce the potential dilution of the remaining 2021 Notes. The initial cap price of these capped call transactions is $54.20 per share, subject to certain adjustments under the terms of these capped call transactions. These capped call transactions expire over 40 consecutive scheduled trading days ending on December 11, 2026.

The initial cap price of the capped call transactions, entered into in connection with the 2025 Notes, is $340.32 per share, subject to certain adjustments under the terms of these capped call transactions. These capped call transactions expire on September 15, 2029. The cost of $11.2 million incurred in connection with the 2025 capped call was recorded as a reduction to additional paid-in capital.

The capped call transactions are separate transactions, and not part of the terms of the 2019 Notes or the 2025 Notes. These transactions meet the criteria for classification in equity, are not accounted for as derivatives and are not remeasured each reporting period.

Partial Exchange of the 2021 Notes

In September 2025, we entered into privately-negotiated exchanges with certain holders of our outstanding 2021 Convertible Notes with respect to the exchange of $190.0 million principal amount of the 2021 Convertible Notes (the "2021 Note Exchange").We accounted for the 2021 Note Exchange transaction as an induced conversion in accordance with Accounting Standards Codification 470-20, Debt with Conversion and Other Options (ASC 470-20), as amended for ASU 2024-04, which we early adopted on January 1, 2025, using the prospective transition approach. In connection with the induced conversion, we paid approximately $190.0 million in cash, representing the principal amount exchanged, issued approximately 811,000 shares of our common stock, representing the exchange value in excess thereof, and also paid accrued and unpaid interest thereon. As a result of the induced conversion, we recorded $15.0 million in induced conversion expense which is included in the Consolidated Statements of Operations for the year ended December 31, 2025. We did not receive any cash proceeds from issuing the shares of common stock but recognized additional paid-in-capital of $13.1 million representing the induced conversion expense, net of approximately $2.0 million of unamortized debt issuance costs related to the converted 2021 Notes.

Note 9. Stockholders' Equity

Preferred Stock

Our board of directors has the authority to fix the designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock, and to increase or decrease the number of shares in any series of preferred stock, subject to limitations prescribed by law and by our certificate of incorporation. We had no preferred stock issued and outstanding as of December 31, 2025 or 2024.

Common Stock

As of December 31, 2025, we had authorized 495,000,000 shares of voting $0.001 par value common stock. Each holder of the common stock is entitled to one vote per common share. At its discretion, the board of directors may declare dividends on shares of common stock, subject to the prior rights of our preferred stockholders, if any. Upon liquidation or dissolution, holders of common stock will receive distributions only after preferred stock preferences have been satisfied.

Note 10. Stock-Based Awards

Stock-Based Compensation Expense

The following table presents the detail of stock-based compensation expense amounts included in our consolidated statements of operations for the periods presented (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Cost of revenue	$	2,042	$	2,034	$	1,869
Research and development expense		27,012		25,666		21,307
Sales and marketing expense		6,653		10,774		10,240
General and administrative expense		19,556		18,072		14,570
Total stock-based compensation expense	$	55,263	$	56,546	$	47,986

2016 Equity Incentive Plan

In June 2016, our board of directors adopted and our stockholders approved our 2016 Equity Incentive Plan, or the 2016 Plan, which became effective in July 2016 at which time the 2010 Equity Incentive Plan, or the 2010 Plan, was terminated. The number of shares of common stock reserved for issuance under the 2016 Plan may increase on January 1 of each year, beginning on January 1, 2017 and ending on and including January 1, 2026, by the lesser of (1) 1,825,000 shares; (2) 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; and (3) a lesser number of shares determined by our board of directors. The 2016 Plan provides for granting incentive or non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares or performance units to employees, non-employee directors and consultants. We have not issued options or PSUs under the 2016 Plan since the year ended December 31, 2021 and December 31, 2023, respectively.

All options historically granted under the 2010 Plan and the 2016 Plan have a maximum 10-year term and generally vest and become exercisable over four years of continued employment or service as defined in each option agreement. As allowed under the 2016 Plan, there are a few exceptions to this vesting schedule, which permit vesting at different rates or based on achieving performance targets. We use newly issued shares to satisfy option exercises. As of December 31, 2025, we had approximately 4.7 million shares of common stock available for future grants.

Stock Options

The following table summarizes option award activity for the year ended December 31, 2025 (in thousands, except per share data and years):

	Number of Underlying Shares	Weighted-Average Exercise Price Per Share		Weighted-Average Remaining Contractual Life (Years)	Total Intrinsic Value	
Outstanding at December 31, 2024	787	$	26.28	4.24	$	93,654
Granted	—		—			
Exercised	(349)		24.54			
Forfeited or expired	—		—			
Outstanding at December 31, 2025	438		27.67	3.65		64,054
Vested and exercisable at December 31, 2025	438	$	27.67	3.65	$	64,054

The total intrinsic value of options exercised during 2025, 2024 and 2023 was $38.9 million, $85.1 million and $19.1 million, respectively. The total grant date fair value of options vested was immaterial during 2025 and $1.0 million and $3.3 million during 2024 and 2023, respectively.

As of December 31, 2025, there was no unrecognized stock-based compensation cost related to unvested stock options.

Restricted Stock Units

The following table summarizes activity for restricted stock units, or RSUs and MSUs for the year ended December 31, 2025 (in thousands, except per share data):

| | Number of Underlying Shares | | Weighted-Average Grant Date Fair Value | |
	RSUs	MSUs	RSUs	MSUs
Outstanding at December 31, 2024	920	239	$ 111.50	$ 192.06
Granted	397	105	109.69	156.70
Vested	(459)	(87)	101.19	106.89
Forfeited	(87)	(38)	106.76	200.53
Outstanding at December 31, 2025	771	219	$ 117.24	$ 220.35

We record stock-based compensation expense for RSUs and MSUs on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are recognized as they occur.

In fiscal year 2022, we transitioned to a bonus plan that was half cash and half PSUs. The number of annual PSUs that ultimately vest depends on us attaining certain financial metrics for the fiscal year as well as on the employee's continued employment through the vesting date. In fiscal year 2023, we transitioned to an all cash bonus plan.

The following table summarizes information related to granted and vested RSUs, PSUs and MSUs (in thousands, except per share data):

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
RSU weighted-average grant date fair value	$	109.69	$	134.76	$	119.12
MSU weighted-average grant date fair value		156.70		160.32		145.51
PSU weighted-average grant date fair value	$	—	$	—	$	—
Fair market value of RSUs vested	$	57,836	$	74,358	$	64,417
Fair market value of MSUs vested		8,813		9,829		7,219
Fair market value of PSUs vested	$	—	$	—	$	7,261

As of December 31, 2025, our total unrecognized stock-based compensation cost related to unvested MSUs was $23.5 million, which we will recognize over the weighted-average period of 1.3 years. As of December 31, 2025, there was $81.2 million of total unrecognized compensation cost related to unvested RSUs, which we expect to recognize over a weighted-average period of 2.5 years.

Employee Stock Purchase Plan

Effective July 2016, we adopted the 2016 Employee Stock Purchase Plan, or the ESPP, allowing eligible employees to authorize payroll deductions of up to 15% of their eligible compensation. An ESPP participant may purchase a maximum of 4,000 shares, or a lesser number as determined by the IRS rules, each six-month period. The offering periods generally start on the first trading day on or after February 20 and August 20 of each year. Participants in an offering period are granted the right to purchase common shares at a price per share that is 85% of the lesser of the fair market value of the shares on (1) the first day of the offering period or (2) the end of the purchase period. The number of shares reserved for the ESPP may increase each year, beginning on January 1, 2017 and continuing through and including January 1, 2036, by the lesser of: (1) 1% of the total number of shares of common stock outstanding on the first day of each year; (2) 365,411 shares of common stock; and (3) an amount determined by our board of directors.

As of December 31, 2025, the total unrecognized stock-based compensation from the ESPP was $0.3 million, which we will recognize on a straight-line basis over the weighted-average remaining service period of less than one year.

We estimate the fair value of the ESPP grant at the start of the offering period using the Black-Scholes option-pricing model with the following assumptions for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Risk-free interest rate	4.1% - 4.3%	5.0% - 5.3%	5.1% - 5.6%
Expected term	0.5 Years	0.5 Years	0.5 Years
Expected volatility	53.2% - 80.6%	59.9% - 61.6%	64.7% - 85.9%

Note 11. Leases

The following table presents the components of lease expense in our consolidated statements of operations for the periods presented (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Operating lease costs[1]						
Single lease costs	$	3,520	$	3,394	$	3,486
Variable lease costs		1,431		1,367		1,280
Sublease income		—		—		(165)
Total operating lease costs	$	4,951	$	4,761	$	4,601

(1) Includes short-term lease costs, which are immaterial.

The following table presents supplemental cash flow information related to operating leases for the periods presented (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows used	$	3,652	$	4,060	$	4,233

The following table presents weighted-average remaining lease term and weighted-average discount rate related to operating leases as of:

	2025	2024
Weighted-average remaining lease term (years)	11.0	2.8
Weighted-average discount rate	7.5%	6.9%

The following table presents future lease payments under operating leases as of December 31, 2025 (in thousands):

	Operating Leases	
	Lease Payments	
2026	$	2,878
2027		3,894
2028		3,828
2029		3,786
2030		3,279
Thereafter		25,611
Total lease payments	$	43,276
Less: Imputed interest		(15,272)
Less: Tenant improvement receivable		(4,692)
Present value of lease liabilities		23,312
Less: Current portion of lease liabilities		776
Lease liabilities, net of current portion	$	22,536

As of December 31, 2025, we have excluded from the table above an additional operating lease that has not yet commenced with aggregate rent payments of $2.2 million. This operating lease will commence in 2026 with a lease term of approximately 12 years.

Note 12. Commitments and Contingencies

Indemnification

In the normal course of business, we may enter into agreements that require us to indemnify either customers or suppliers for certain risks. Although we cannot estimate our maximum exposure under these agreements, to date indemnification claims have not had a material impact on our consolidated results of operations or financial condition.

Litigation

From time to time, we are subject to various legal proceedings or claims that arise in the ordinary course of business. We accrue a liability when management believes that it is both probable that we have incurred a liability and we can reasonably estimate the amount of loss. As of December 31, 2025 and 2024, we did not have accrued contingency liabilities. The following is a description of our significant legal proceedings. Although we believe that resolving these claims, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties.

Patent Infringement Claims and Counterclaims

Impinj Patent Infringement Claims Against NXP

From 2019 to 2023, we engaged in active patent litigation against our primary endpoint IC competitor, NXP Semiconductors N.V., or NXP. During this time, we filed three patent infringement lawsuits against subsidiaries of NXP in federal courts in California and Texas. In response, NXP filed a suit against us in federal court in Delaware, later transferred to Washington, countersued us in Texas, and filed three lawsuits against our subsidiary in China.

In three U.S. trials held in 2023, juries in California and Texas returned verdicts that NXP endpoint ICs infringed five of our patents that made it to trial, and juries in Washington and Texas ruled that we did not infringe any of the three patents NXP accused us in court of infringing. Also in 2023, NXP withdrew all three cases it filed against us in China.

On March 13, 2024, while additional trials were pending in the U.S., we and NXP entered into a settlement agreement, or the Settlement Agreement. Under the Settlement Agreement, NXP paid us a one-time amount of $45.0 million and agreed to make annual license fee payments, if the specified set of Indicator Patents are still in use, on April 1 of each year, effective April 1, 2024. The annual license fee is to increase by a fixed percentage each year after 2024 for the remaining term of the Settlement Agreement. We have no obligation to pay NXP under the Settlement Agreement. We have no obligation to pay NXP under the Settlement Agreement. In the agreement, we and NXP agreed to grant each other non-exclusive, worldwide patent licenses to make, have made, import, use, offer for sale and sell our respective products and services, subject to the terms of the agreement. The Settlement Agreement is to remain in force until all the valid claims of a specified set of Impinj patents, or the Indicator Patents, expire in about 2034. NXP can terminate the Settlement Agreement if it successfully designs out all valid claims of the Indicator Patents.

We allocated the consideration from the Settlement Agreement to the components of the Settlement Agreement. We recorded the $45.0 million payment in income from settlement of litigation in the condensed consolidated statements of operations in first-quarter 2024, upon receipt, and recognized the first and second annual license fees of $15.0 million and $16.0 million in revenue in second-quarter 2024 and 2025, respectively. Licensing of our intellectual property is part of our ongoing operations and therefore, we will recognize the license fee, which relates to annual usage of the license from April 1 to March 31 of each applicable year, as revenue in the second quarter of each year until the Settlement Agreement terminates.

Obligations with Third-Party Manufacturers

We manufacture products with third-party manufacturers. We are committed to purchase $28.2 million of inventory as of December 31, 2025.

Note 13. Deferred Revenue

Deferred revenue, comprising individually immaterial amounts for extended warranties, enhanced product maintenance and advance payments on NRE services contracts, represents contracted revenue that we have not yet recognized.

The following table presents the changes in deferred revenue for the indicated periods (in thousands):

	Year Ended December 31,			
	2025		2024	
Balance at beginning of period	$	1,968	$	1,985
Deferral of revenue		3,689		2,930
Recognition of deferred revenue		(3,176)		(2,947)
Balance at end of period	$	2,481	$	1,968

During 2025, we recognized $1.8 million revenue which we included in deferred revenue as of December 31, 2024. During 2024, we recognized $1.4 million revenue which we included in deferred revenue as of December 31, 2023.

Note 14. Segment Reporting

We have one reportable and operating segment: the development and sale of our products and services. We identified our reportable segment based on how our chief operating decision-maker, or CODM, manages our business, makes operating decisions and evaluates our operating performance. Our chief executive officer acts as the CODM and reviews financial and operational information on an entity-wide basis. We have one business activity and there are no segment managers who are held accountable for operations, operating results or plans for plans at components. Accordingly, we have determined that we have a single reporting segment and operating unit structure.

Information by Revenue Categories

Our chief executive officer reviews information about our revenue categories, endpoint ICs, including licensing of intellectual property, and systems, the latter defined as reader ICs, readers, gateways, tag production systems and software. The following table presents our revenue categories for the indicated periods (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Endpoint ICs	$	299,806	$	305,915	$	234,426
Systems		61,269		60,172		73,113
Total revenue	$	361,075	$	366,087	$	307,539

Information by Geography

The following table summarizes our long-lived assets, comprising property and equipment, less accumulated depreciation (in thousands):

	December 31, 2025		December 31, 2024	
United States	$	13,389	$	13,255
Malaysia		6,770		9,221
Taiwan		24,909		20,541
Others		5,222		7,593
Total	$	50,290	$	50,610

Our geographic revenue in the following table is based on the location of the VARs, inlay manufacturers, reader OEMs, distributors or end users who purchased products and services directly from us. For sales to our resellers and distributors, their location may be different from the locations of the ultimate end users. The following table presents our sales by geography for the indicated periods (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Americas	$ 124,944	$ 110,155	$ 96,418
Asia Pacific	209,927	209,538	176,409
Europe, Middle East and Africa	26,204	46,394	34,712
Total revenue	$ 361,075	$ 366,087	$ 307,539

Total revenue in the United States, which is included in the Americas, was $75.1 million, $82.9 million and $86.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Total revenue in Mexico, which is included in Americas, was $41.3 million for the year ended December 31, 2025. Total revenue in China (and Hong Kong), which is included in Asia Pacific, was $159.2 million, $162.7 million and $128.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. No sales to countries other than the United States, Mexico and China accounted for more than 10% of revenue for the years ended December 31, 2025, 2024 and 2023.

Significant Segment Expenses

As our CODM manages operations on a consolidated basis, consolidated net income as reported in our Statement of Operations is the US GAAP measure that is used to make operating decisions and evaluate operating performance. The significant expense categories which are used to manage operations are those reflected in our consolidated Statement of Operations.

Note 15. Net Earnings (Loss) per Share

For the periods presented, the following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net earnings (loss) per share (in thousands, except for per-share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net income (loss)	$ (10,847)	$ 40,838	$ (43,366)
Denominator:			
Weighted average common shares outstanding, basic	29,283	27,953	26,752
Dilutive effect of:			
Stock plans	—	1,518	—
Convertible notes	—	—	—
Weighted average common shares outstanding, diluted	29,283	29,471	26,752
Net earnings (loss) per share — basic	$ (0.37)	$ 1.46	$ (1.62)
Net earnings (loss) per share — diluted	$ (0.37)	$ 1.39	$ (1.62)

Basic net earnings (loss) per share is calculated using our net income and our weighted average outstanding common shares.

Diluted net earnings (loss) per share is calculated using our net income (loss) attributable to common stockholders with interest charges applicable to our convertible debt added back under the if converted method, if dilutive, and our weighted average outstanding common shares including the dilutive effect of stock awards and employee stock purchase plan shares as determined under the treasury stock method and of our convertible notes using the if converted method, if dilutive. In periods when we recognize a net loss, we exclude the impact of outstanding stock awards and the potential share settlement impact related to our convertible notes from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table presents the outstanding shares of our common stock equivalents excluded from the computation of diluted net earnings (loss) per share as of the dates presented because their effect would have been antidilutive (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock options	438	—	1,466
RSUs, MSUs and PSUs	990	349	1,252
Employee stock purchase plan shares	—	—	51
2021 Notes	878	2,589	2,589
2025 Notes	711	—	—

Note 16. Related-Party Transactions

On June 23, 2023, we acquired a patent from a related party in which a member of our board of directors holds an executive leadership position. The patent pertains to our endpoint IC products and the acquisition price was $0.3 million. The patent expires on July 17, 2026 and does not have renewal rights. This patent is included in our intangible assets on our consolidated balance sheet as of December 31, 2025.

On December 22, 2025, we signed a goods and services agreement with Microchip Technology Incorporated, of which a member of our board of directors holds both an executive leadership and board of directors position. No transactions have occurred under this agreement as of December 31, 2025.

Note 17. Retirement Plans

In 2001, we adopted a salary deferral 401(k) plan for our employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service, and allows a matching contribution, subject to certain limitations. We contributed $2.0 million and $1.7 million as matching contributions for the years ended December 31, 2025 and 2024, respectively.

Note 18. Restructuring

On February 7, 2024, we initiated a strategic restructuring to align financial, business and research and development objectives for long-term growth, including a reduction-in-force affecting approximately 10% of our employees. We incurred restructuring charges of $1.8 million for employee terminations benefits, including equity modification expense in first-quarter 2024. Restructuring payments were complete in second-quarter 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined under Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There were no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the three months ended December 31, 2025.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Item 408 of Regulation S-K, except as follows:

Name and Title	Character of Trading Arrangement [1]	Date Adopted	Date Terminated	Duration [2]	Aggregate Number of Shares of Common Stock to be Purchased or Sold Pursuant to Trading Arrangement
Cary Baker, Chief Financial Officer	Rule 10b5-1 Trading Arrangement	December 10, 2025		May 1, 2027	Up to 20,238
Steve Sanghi, Director and Chair	Rule 10b5-1 Trading Arrangement	November 6, 2025		November 6, 2027	Up to 40,200
Meera Rao, Director	Rule 10b5-1 Trading Arrangement	November 12, 2025		October 29, 2027	Up to 4,679

(1) Except as indicated by footnote, each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended, or the "Rule".

(2) Except as indicated by footnote, each trading arrangement permits transactions through and including the earlier of (a) the execution or expiration of all trades specified under the trading arrangement or (b) the date listed in the table. Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" only permits transactions upon expiration of the applicable mandatory cooling-off period under the Rule.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after the end of the 2025 fiscal year.

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller and persons performing similar functions. The Code of Ethics is posted on our website at http://corporate-governance.impinj.com. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting the information on our website at the address specified above.

We have adopted an insider trading policy governing, among other things, the purchase, sale and/or other dispositions of our common stock by our directors, officers, employees, consultants, contractors and agents. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after the end of the 2025 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after the end of the 2025 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after the end of the 2025 fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2026 annual meeting of stockholders. The definitive proxy statement will be filed with the SEC within 120 days after the end of the 2025 fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) *Financial Statements*

We have filed the financial statements listed in the Index to Consolidated Financial Statements as a part of this report.

(a)(2) *Financial Statement Schedules*

All financial statement schedules have been omitted because they are not applicable, not material or the required information is presented in the financial statements or the notes thereto.

(a)(3) *Exhibits*

The list of exhibits included in the Exhibit Index to this report is incorporated herein by reference.

NUMBER	DESCRIPTION	INCORPORATION BY REFERENCE		
		Form	Date	Number
3.1(a)	Amended and Restated Certificate of Incorporation of Impinj, Inc., as filed with the Secretary of State of the State of Delaware on June 10, 2020	8-K	6/12/2020	3.1
3.1(b)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Impinj, Inc., as filed with the Secretary of State of the State of Delaware on June 6, 2024	8-K	6/7/2024	3.1
3.2	Amended and Restated Bylaws of Impinj, Inc., adopted as of February 23, 2023	8-K	2/28/2023	3.1
4.1	Description of Impinj, Inc.'s Common Stock			
4.2	Specimen Common Stock Certificate of the registrant	S-1/A	7/11/2016	4.1
4.3	Amended and Restated Investors' Rights Agreement, dated July 13, 2012, by and among the registrant and the investors and founders named therein	S-1	6/2/2016	4.2
4.4	Indenture, dated as of November 5, 2021, between Impinj, Inc., and U.S. Bank National Association, as trustee	8-K	11/5/2021	4.6
4.5	Form of 1.125% Convertible Senior Notes due 2027 (included in Exhibit 4.4)	8-K	11/5/2021	4.6
4.6	Indenture, dated as of September 8, 2025, between Impinj, Inc. and U.S. Bank Trust Company, National Association, as trustee	8-K	9/8/2025	4.1
4.7	Form of 0% Convertible Senior Notes due 2029 (included in Exhibit 4.6)	8-K	9/8/2025	4.2
10.1+	Form of Director and Executive Officer Indemnification Agreement	S-1/A	7/11/2016	10.1

10.2+	2000 Stock Plan, as amended	S-1	6/2/2016	10.2
10.3+	Form of Notice of Stock Option Grant and Stock Option Agreement permitting early exercise under the 2000 Stock Plan	S-1	6/2/2016	10.3
10.4+	2010 Equity Incentive Plan, as amended	S-1	6/2/2016	10.4
10.5+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2010 Equity Incentive Plan	S-1	6/2/2016	10.5
10.6+	Form of Notice of Stock Option Grant and Stock Option Agreement permitting early exercise under the 2010 Equity Incentive Plan	S-1	6/2/2016	10.6
10.7+	2016 Equity Incentive Plan	S-1/A	7/11/2016	10.7
10.8+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2016 Equity Incentive Plan	S-1/A	7/11/2016	10.8
10.9+	2016 Employee Stock Purchase Plan	S-1/A	7/11/2016	10.9
10.10+	Amended and Restated Diorio Employment Agreement, dated December 19, 2008, between the registrant and Chris Diorio, Ph.D.	S-1	6/2/2016	10.12
10.11+	First Amendment to Diorio Employment Agreement, dated February 20, 2009, between the registrant and Chris Diorio, Ph.D.	S-1	6/2/2016	10.13
10.12+	Offer Letter, dated January 6, 2020, between the registrant and Cary Baker	10-K	3/2/2020	10.14
10.13	Office Lease, dated December 10, 2014, by and between the registrant and 400 Fairview LLC	S-1	6/2/2016	10.21
10.14A	First Amendment to Lease, dated July 31, 2015, between the registrant and 400 Fairview LLC	S-1	6/2/2016	10.21A
10.14B	Second Amendment to Lease, dated March 4, 2016, between the registrant and 400 Fairview LLC	S-1	6/2/2016	10.21B
10.14C	Third Amendment to Lease, dated March 28, 2016, between the registrant and 400 Fairview LLC	S-1	6/2/2016	10.21C
10.15	Office Lease, dated November 17, 2004, between the registrant and Bedford Property Investors, Inc., as amended by the First Amendment to Lease, dated July 21, 2006, by and between the registrant and Fremont Lake Union Center LLC and the Second Amendment to Lease, dated December 11, 2009, by and between the registrant and Fremont Lake Union Center LLC	S-1	6/2/2016	10.22
10.16†	License Agreement, dated July 3, 2008, between the registrant and Intel Corporation	10-Q	10/28/2020	10.1

10.17†	[Purchase Agreement—Services Phase 2, dated December 23, 2009, by and between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.2
10.18†	[Amendment No. 1 to Purchase Agreement—Services Phase 2, dated March 26, 2010, between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.3
10.19†	[Amendment No. 2 to Purchase Agreement—Services Phase 2, dated April 20, 2011, between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.4
10.20†	[Amendment No. 3 to Purchase Agreement—Services Phase 2, dated November 15, 2011, between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.5
10.21†	[Amendment No. 4 to Purchase Agreement—Services Phase 2, dated April 25, 2013, between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.6
10.22†	[Amendment No. 5 to Purchase Agreement—Services Phase 2, dated June 12, 2013, between the registrant and Intel Corporation](#)	10-Q	10/28/2020	10.7
10.23+	Form of Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2016 Equity Incentive Plan	10-Q	8/14/2017	10.1
10.24	Letter Agreement, dated as of June 20, 2018, among Impinj, Inc., Sylebra HK Company Limited, Sylebra Capital Management and Daniel P. Gibson	8-K	6/26/2018	10.1
10.25+	Executive Employment Agreement, dated April 28, 2017, between the registrant and Jeff Dossett	10-K	2/28/2020	10.32
10.26	Form of Capped Call Transaction Confirmation	8-K	12/16/2019	10.1
10.27+	[Impinj, Inc. Amended and Restated Outside Director Compensation Policy, as amended May 26, 2022](#)	10-Q	7/27/2022	10.1
10.28+	[Executive Employment Agreement, dated November 13, 2018 between the registrant and Hussein Mecklai](#)	10-K	2/13/2023	10.28
10.29+ ††	[Executive Employment and Arbitration Agreement dated December 29, 2022 between the registrant and Cathal Phelan](#)	10-K	2/13/2023	10.29
10.30†	[Settlement and Patent Cross-License Agreement, dated as of March 13, 2024, by and among Impinj, Inc., NXP Semiconductors N.V. and NXP USA, Inc.](#)	10-Q	4/24/2024	10.1
10.31+	[Separation and Release of Claims Agreement, dated February 24, 2025, between the registrant and Jeff Dossett](#)	10-Q	4/23/2025	10.1

10.32+	Separation and Release of Claims Agreement, dated May 30, 2025, between the registrant and Hussein Mecklai	10-Q	7/30/2025	10.1
10.33	Form of Capped Call Transaction Confirmation	8-K	9/5/2025	10.1
10.34	Fifth Amendment to Lease, dated December 10, 2014, between the registrant and 400 Fairview LLC			
10.35+	Second Amendment to Diorio Employment Agreement, dated December 19, 2025, between the registrant and Chris Diorio, Ph.D.			
10.36+	Executive Change in Control and Severance Policy			
19.1	Impinj, Inc. Insider Trading Policy			
21.1	Subsidiaries of the registrant	S-1	6/2/2016	21.1
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm			
24.1	Powers of Attorney (contained on signature page)			
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended			
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended			
32.1*	Certification of Principal Executive Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350			
32.2*	Certification of Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350			
97.1	Impinj, Inc. Amended and Restated Compensation Recovery Policy	10-K	2/12/2024	97.1
101.INS	Inline XBRL Instance Document			
101.SCH	Inline XBRL Taxonomy Extension Schema with embedded Linkbase Documents			
104	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set			

+   Indicates management contract or compensatory plan, contract or arrangement.

*   The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated

by reference into any filing of Impinj, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†   Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

††   Certain portions of this exhibit have been omitted because they are not material and are of the type that the registrant treats as private or confidential.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Impinj, Inc.

Date: February 9, 2026   By: */s/ Cary Baker* _____

                                                         Cary Baker
                                                         Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris Diorio, Ph.D. and Cary Baker, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/Chris Diorio **Chris Diorio, Ph.D.**	Chief Executive Officer and Vice Chair *(Principal Executive Officer)*	February 9, 2026
/s/ Cary Baker **Cary Baker**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 9, 2026
/s/ Steve Sanghi **Steve Sanghi**	Chair	February 9, 2026
/s/ Daniel Gibson **Daniel Gibson**	Director	February 9, 2026
/s/ Umesh Padval **Umesh Padval**	Director	February 9, 2026
/s/ Meera Rao **Meera Rao**	Director	February 9, 2026
/s/ Arthur Valdez, Jr. **Arthur Valdez, Jr.**	Director	February 9, 2026
/s/ Miron Washington **Miron Washington**	Director	February 9, 2026

BOARD OF DIRECTORS
Chris Diorio
Chief Executive Officer and
Vice Chair, Impinj, Inc.

Steve Sanghi
Board Chair, Impinj, Inc.
Chief Executive Officer, President
and Chair of the Board
Microchip Technology, Inc.

Dan Gibson
Chief Investment Officer,
Sylebra Capital Management

Umesh Padval
Managing Partner
Seligman Ventures

Meera Rao
Former Semiconductor and
Finance Executive

Arthur Valdez
E-commerce, Global Supply
Chain Operations and Digital
Transformation Executive

Miron Washington
E-commerce, Global Supply
Chain Operations and Digital
Transformation Executive

EXECUTIVE OFFICERS
Chris Diorio, Ph.D.
Chief Executive Officer and
Vice Chair

Cary Baker
Chief Financial Officer

CORPORATE HEADQUARTERS
400 Fairview Avenue North,
Suite 1200
Seattle, WA 98109

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Ernst & Young LLP

TRANSFER AGENT
Equiniti Trust Company, LLC

COMMON STOCK LISTING
The Nasdaq Global Select Market
Ticker symbol: PI

IMPINJ INVESTOR RELATIONS
For news and other investor

information about Impinj, go to
our website at:
https://investor.impinj.com

For additional biographical information on our directors and executive officers, see the sections of our proxy statement captioned "Nominees for Director" (starting on page 9), "Board of Directors and Corporate Governance (starting on page 13) and "Executive Officers" (starting on page 23). A copy of our proxy statement is included with this annual report to stockholders.



impinj.com | +1 206 517 5300 | ir@impinj.com